Filed by Blue Owl Capital Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Blue Owl Capital Corporation II

Commission File No. 814-01219

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 5, 2025

BLUE OWL CAPITAL CORPORATION

(Exact name of Registrant as Specified in Its Charter)

Maryland	814-01190	47-5402460
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

399 Park Avenue New York, NY	10022
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (212) 419-3000

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	OBDC	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934. Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On November 5, 2025, Blue Owl Capital Corporation, a Maryland corporation (“OBDC”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Blue Owl Capital Corporation II, a Maryland corporation (“OBDC II”), Cowboy Merger Sub, Inc., a Maryland corporation and wholly-owned subsidiary of OBDC (“Merger Sub”), and, solely for the limited purposes set forth therein, Blue Owl Credit Advisors LLC, a Delaware limited liability company (the “Adviser”) and investment adviser to each of OBDC and OBDC II. The Merger Agreement provides that, subject to the conditions set forth in the Merger Agreement, at the effective time (the “Effective Time”) of the Mergers (as defined below), Merger Sub will merge with and into OBDC II, with OBDC II continuing as the surviving company and as a wholly-owned subsidiary of OBDC (the “Initial Merger”) and, immediately thereafter, OBDC II will merge with and into OBDC, with OBDC continuing as the surviving company (the “Second Merger” and, together with the Initial Merger, the “Mergers”). The boards of directors of both OBDC and OBDC II, in each case, on the recommendation of a special committee (such company’s “Special Committee”) comprised solely of the independent directors of OBDC and OBDC II, as applicable, have approved the Merger Agreement and the transactions contemplated thereby. The parties to the Merger Agreement intend the Mergers to be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

Merger Consideration

At the Effective Time, each share of common stock, par value $0.01 per share, of OBDC II (“OBDC II Common Stock”) issued and outstanding immediately prior to the Effective Time (other than shares owned by OBDC or any of its consolidated subsidiaries) will be converted into the right to receive a number of shares of common stock, par value $0.01 per share, of OBDC (“OBDC Common Stock”) equal to the Exchange Ratio (as defined below), plus any cash (without interest) in lieu of fractional shares.

As of a mutually agreed date no earlier than 48 hours (excluding Sundays and holidays) prior to the closing of the Initial Merger (such date, the “Determination Date”) each of OBDC and OBDC II will deliver to the other a calculation of its net asset value (“NAV”) as of such date (such calculation with respect to OBDC, the “Closing OBDC NAV” and such calculation with respect to OBDC II, the “Closing OBDC II NAV”), in each case based on the same assumptions and methodologies, and applying the same categories of adjustments to NAV (except as may be mutually agreed by the parties) historically used by OBDC or OBDC II, as applicable, in preparing the calculation of NAV per share of OBDC Common Stock or OBDC II Common Stock, as applicable (with an accrual for any dividends declared and not yet paid). The Closing OBDC NAV and Closing OBDC II NAV, as applicable, will be updated under the circumstances set forth in the Merger Agreement.

The Exchange Ratio will be calculated as follows:

(i)

if the quotient of the closing price per share of OBDC Common Stock on the New York Stock Exchange (“NYSE”) on either the Determination Date or, if the NYSE is closed, the most recent trading day (“OBDC Common Stock Price”) and the OBDC Per Share NAV (which is the quotient of (i) the Closing OBDC NAV divided by (ii) the number of shares of OBDC Common Stock issued and outstanding as of the Determination Date) is less than or equal to 100%, then the Exchange Ratio shall be the quotient (rounded to the fourth nearest decimal) of the OBDC II Per Share NAV (which is the quotient of (i) the Closing OBDC II NAV divided by (ii) the number of shares of OBDC II Common Stock issued and outstanding as of the Determination Date) and the OBDC Per Share NAV; or

(ii)

if the quotient of the OBDC Common Stock Price and the OBDC Per Share NAV is greater than 100%, the Exchange Ratio shall be the quotient (rounded to the fourth nearest decimal) of the OBDC II Per Share NAV and the OBDC Common Stock Price.

Fees and Expenses

Except with respect to (i) filing and other fees paid to the Securities and Exchange Commission (“SEC”) in connection with the Mergers, (ii) all filing and other fees in connection with any filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and (iii) fees and expenses for legal services to OBDC, OBDC II and Merger Sub in connection with the Merger Agreement and the transactions contemplated thereby, which, in each case, shall be borne equally by OBDC and OBDC II, all fees and expenses incurred in connection with the Mergers, the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated provided that, for the avoidance of doubt, all fees and expenses of Merger Sub shall be paid by OBDC. Solely in the event the Mergers are consummated, the Adviser shall reimburse each of OBDC and OBDC II for 50% of all fees and expenses incurred and payable by OBDC II or on its behalf, on the one hand, or OBDC or on its behalf, on the other hand, in connection with or related to the Mergers, the Merger Agreement and the transactions contemplated thereby (including all documents fees and expenses of counsel, accountants, experts and consultants to OBDC II or the OBDC II Special Committee, on the one hand, or OBDC or the OBDC Special Committee, on the other hand) with the amount reimbursed by the Adviser to be allocated among OBDC and OBDC II in a mutually agreeable manner; provided, however, that the aggregated amount of such fees and expenses reimbursed by the Adviser shall not exceed $3,000,000.

Representations, Warranties and Covenants

The Merger Agreement contains representations, warranties and covenants, including, among others, covenants relating to the operation of each of OBDC’s and OBDC II’s businesses during the period prior to the closing of the Mergers. OBDC II has agreed to convene and hold a shareholder meeting for the purpose of obtaining the approvals required of OBDC II’s shareholders and has agreed to recommend that its shareholders approve the applicable proposals.

The Merger Agreement provides that neither OBDC nor OBDC II may solicit proposals relating to alternative transactions, nor, subject to certain exceptions, enter into discussions or negotiations or provide information in connection with any proposal for an alternative transaction. However, the OBDC II board of directors may, subject to certain conditions, change its recommendation to OBDC II’s shareholders or terminate the Merger Agreement and enter into an agreement with respect to a superior alternative proposal if it determines in its reasonable good faith judgment, after consultation with its outside legal counsel and on the recommendation of its Special Committee, that the failure to take such action would be inconsistent with applicable fiduciary standards (taking into account any changes to the Merger Agreement proposed by OBDC, as applicable).

Conditions to the Mergers

Consummation of the Mergers, which is expected to occur in the first quarter of 2026, is subject to certain closing conditions, including (1) requisite approvals of OBDC II’s shareholders, (2) the effectiveness of certain amendments to OBDC II’s Articles of Amendment and Restatement, (3) the absence of certain enumerated legal impediments to the consummation of the Mergers, (4) effectiveness of the registration statement for the OBDC Common Stock to be issued as consideration in the Mergers, (5) subject to certain exceptions, the accuracy of the representations and warranties and compliance with the covenants of each party to the Merger Agreement, (6) required regulatory approvals (including expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended), (7) the absence of a material adverse effect in respect of OBDC or OBDC II, and (8) the receipt of customary legal opinions to the effect that the Mergers will be treated as a “reorganization” within the meaning of Section 368(a) of the Code by the parties.

Termination

The Merger Agreement also contains certain termination rights in favor of OBDC and OBDC II, including if the Mergers are not completed on or before November 5, 2026 or if the requisite approvals of OBDC II shareholders are not obtained.

General

The foregoing summary description of the Merger Agreement and the transactions contemplated thereby is subject to and qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 2.1 to this Current Report on Form 8-K (this “Current Report”) and the terms of which are incorporated herein by reference.

The representations and warranties and covenants set forth in the Merger Agreement have been made only for purposes of such agreement and were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including qualification by confidential disclosures made for purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any factual information regarding the parties to the Merger Agreement or their respective businesses.

Item 7.01.	Regulation FD Disclosure.

On November 5, 2025, OBDC and OBDC II issued a joint press release announcing entry into the Merger Agreement. A copy of the press release is furnished herewith as Exhibit 99.1.

The information disclosed under this Item 7.01, including Exhibit 99.1 hereto, is being “furnished” and is not deemed “filed” by OBDC for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor is it deemed incorporated by reference into any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Forward-Looking Statements

Some of the statements in this Current Report constitute forward-looking statements because they relate to future events, future performance or financial condition of OBDC or OBDC II or the Mergers of OBDC II with and into OBDC. The forward-looking statements may include statements as to: future operating results of OBDC and OBDC II and distribution projections; business prospects of OBDC and OBDC II and the prospects of their portfolio companies; and the impact of the investments that OBDC and OBDC II expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this Current Report involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Mergers closing; (ii) the expected synergies and savings associated with the Mergers; (iii) the ability to realize the anticipated benefits of the Mergers, including the expected accretion to net investment income and the elimination or reduction of certain expenses and costs due to the Mergers; (iv) the percentage of OBDC II shareholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that shareholder litigation in connection with the Mergers may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment; (x) the impact of geo-political conditions, including revolution, insurgency, terrorism or war, including those arising out of the ongoing war between Russia and Ukraine, as well as political and social unrest in the Middle East and North Africa regions, uncertainty with respect to immigration and general uncertainty surrounding the financial and political stability of the United States, the United Kingdom, the European Union and China, on financial market volatility, global economic markets and various markets for commodities globally such as oil and natural gas; (xi) future changes in law or regulations; (xii) conditions to OBDC’s and OBDC II’s operating areas, particularly with respect to business development companies or regulated investment companies; (xiii) an economic downturn, elevated inflation rates, fluctuating interest rates, ongoing supply chain and labor market disruptions, including those as a result of strikes, work stoppages or accidents, instability in the U.S. and international banking systems, changes in law or regulation, including the impact of tariff enactment, trade disputes with other countries, and the risk of recession or a prolonged shutdown of government services could impact business prospects of OBDC and OBDC II and their portfolio companies or following the closing of the Mergers, the combined company; (xiv) the ability of the Adviser to locate suitable investments for the combined company and to monitor and administer its investments; (xv) the ability of the Adviser to attract and retain highly talented professionals; and (xvi) other considerations that may be disclosed from time to time in OBDC’s and OBDC II’s publicly disseminated documents and filings with the SEC. OBDC and OBDC II have based the forward-looking statements included in this Current Report on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although OBDC and OBDC II undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that OBDC and OBDC II in the future may file with the SEC, including the Proxy Statement and the Registration Statement (each as defined below), annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Additional Information and Where to Find It

In connection with the Mergers, OBDC II plans to file with the SEC and mail to its shareholders a proxy statement/prospectus (the “Proxy Statement”) and OBDC plans to file with the SEC a registration statement on Form N-14 (the “Registration Statement”) that will include the Proxy Statement and a prospectus of OBDC. The Proxy Statement and the Registration Statement will contain important information about OBDC, OBDC II, the Mergers and related matters. This Current Report does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. SHAREHOLDERS OF OBDC AND OBDC II ARE URGED TO READ THE PROXY STATEMENT AND THE REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OBDC, OBDC II, THE MERGERS AND RELATED MATTERS. Investors and security holders will be able to obtain the documentation filed with the SEC free of charge at the SEC’s website, http://www.sec.gov and for documents filed by OBDC, from OBDC’s website at https://www.blueowlcapitalcorporation.com and for documents filed by OBDC II, from OBDC II’s website at https://www.blueowlproducts.com/our-products.

Participation in the Solicitation

OBDC, its directors, certain of its executive officers and certain employees and officers of the Adviser and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Mergers. Information about directors and executive officers of OBDC is set forth in its proxy statement for its 2025 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2025. OBDC II, its directors, certain of its executive officers and certain employees and officers of the Adviser and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Mergers. Information about directors and executive officers of OBDC II is set forth in its proxy statement for its 2025 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2025. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the OBDC II shareholders in connection with the Mergers will be contained in the Proxy Statement when such document becomes available. These documents may be obtained free of charge from the sources indicated above.

Item 8.01.	Other Events

New Repurchase Program

On November 4, 2025, OBDC’s board of directors (the “OBDC Board”) approved a new repurchase program (the “New Repurchase Program”) under which OBDC may repurchase up to $200 million of shares of its outstanding common stock. Under the New Repurchase Program, purchases may be made at management’s discretion from time to time in open-market transactions, in accordance with all applicable securities laws and regulations. Unless extended by the OBDC Board, the New Repurchase Program will terminate 18-months from the date it was approved.

Item 9.01.	Financial Statements and Exhibits

(d) Exhibits

Exhibit Number	Description

2.1*	Agreement and Plan of Merger, by and among Blue Owl Capital Corporation, Blue Owl Capital Corporation II, Cowboy Merger Sub Inc., and, solely for the limited purposes set forth therein, the Blue Owl Credit Advisors LLC, dated as of November 5, 2025.

99.1	Joint Press Release, dated as of November 5, 2025.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*

Exhibits and schedules to this Exhibit have been omitted in accordance with Item 601(b)(2) of Regulation S-K. The registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Blue Owl Capital Corporation

November 5, 2025	By:	/s/ Jonathan Lamm
	Name:	Jonathan Lamm
	Title:	Chief Operating Officer and Chief Financial Officer

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

BLUE OWL CAPITAL CORPORATION,

COWBOY MERGER SUB INC.,

BLUE OWL CAPITAL CORPORATION II

and

BLUE OWL CREDIT ADVISORS LLC

(for the limited purposes set forth herein)

Dated as of November 5, 2025

Section 11.06	Governing Law; Jurisdiction; Waiver of Jury Trial	49

Section 11.07	Assignment; Third Party Beneficiaries	49

Section 11.08	Specific Performance	49

Section 11.09	Disclosure Schedule	50

Exhibits

Exhibit A – OBDC II Tax Representation Letter

Exhibit B – OBDC Tax Representation Letter

Exhibit C – Form of OBDC Tax Opinion

Exhibit D – Form of OBDC II Tax Opinions

Exhibit E – Form of Articles of Amendment to the OBDC II Charter

v

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of November 5, 2025 (this “Agreement”), among Blue Owl Capital Corporation, a Maryland corporation (“OBDC”), Cowboy Merger Sub Inc., a Maryland corporation and wholly-owned direct Consolidated Subsidiary of OBDC (“Merger Sub”), Blue Owl Capital Corporation II, a Maryland corporation (“OBDC II”), and, solely for the purposes of Section 1.09, Section 2.06, Article V, Section 8.01(h), Section 8.01(i), Section 9.03 and Article XI, Blue Owl Credit Adviser LLC, a Delaware limited liability company (the “Adviser”), an indirect affiliate of Blue Owl Capital Inc. (“Blue Owl”).

RECITALS

WHEREAS, each of OBDC II and OBDC has previously elected to be regulated as a business development company (“BDC”), as defined in Section 2(a)(48) of the Investment Company Act;

WHEREAS, the Adviser is the investment adviser of each of OBDC and OBDC II;

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, OBDC II, OBDC and Merger Sub intend to merge Merger Sub with and into OBDC II (the “Merger”), with OBDC II as the surviving company in the Merger (sometimes referred to in such capacity as the “Surviving Company”);

WHEREAS, immediately after the Merger and the Terminations, the Surviving Company shall merge with and into OBDC (the “Second Merger” and, together with the Merger, the “Mergers”), with OBDC as the surviving company in the Second Merger;

WHEREAS, the Board of Directors of OBDC II (the “OBDC II Board”), upon the recommendation of a committee of the OBDC II Board comprised solely of all of the Independent Directors of OBDC II (the “OBDC II Special Committee”), has unanimously (i) determined that (x) this Agreement, the Mergers and the other Transactions are advisable and in the best interests of OBDC II and (y) the interests of OBDC II’s existing stockholders will not be diluted (as provided under Rule 17a-8 of the Investment Company Act) as a result of the Transactions, (ii) approved and declared advisable this Agreement, the Transactions (including the Merger) and any other OBDC II Matters, (iii) directed that the OBDC II Matters be submitted to OBDC II’s stockholders for approval at the OBDC II Stockholders Meeting, and (iv) resolved to recommend that the stockholders of OBDC II approve the OBDC II Matters;

WHEREAS, the Board of Directors of OBDC (the “OBDC Board”)upon the recommendation of a committee of the OBDC Board comprised solely of all of the Independent Directors of OBDC (the “OBDC Special Committee”) unanimously (i) determined that (x) this Agreement, the Mergers and the other Transactions are advisable and in the best interests of OBDC and (y) the interests of OBDC’s existing stockholders will not be diluted (as provided under Rule 17a-8 of the Investment Company Act) as a result of the Transactions, and (ii) approved and declared advisable this Agreement, the Transactions (including the Mergers), the proposed issuance of OBDC Common Stock in connection with the Merger and any other OBDC Matters;

WHEREAS, the Board of Directors of Merger Sub has unanimously (i) determined that this Agreement, the Mergers and the other Transactions are advisable and in the best interests of Merger Sub and its sole stockholder, (ii) approved and declared advisable this Agreement and the Transactions (including the Merger), (iii) directed that the Merger be submitted to OBDC for consideration and approval, in OBDC’s capacity as the sole stockholder of Merger Sub, and (iv) resolved to recommend the approval of the Merger by OBDC, in OBDC’s capacity as the sole stockholder of Merger Sub;

WHEREAS, the parties intend the Mergers to be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury Regulations promulgated thereunder, and intend for this Agreement to constitute a “plan of reorganization” within the meaning of the Code; and

WHEREAS, the parties desire to make certain representations, warranties, covenants and other agreements in connection with the Transactions and also to prescribe certain conditions to the Transactions.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and other agreements contained in this Agreement, the parties agree as follows:

Article I.

THE MERGER

Section 1.01 The Merger.

Subject to the terms and conditions of this Agreement, in accordance with the Maryland General Corporation Law (the “MGCL”), at the Effective Time, Merger Sub shall merge with and into OBDC II, and the separate corporate existence of Merger Sub shall cease. OBDC II shall be the surviving company in the Merger and shall continue its existence as a corporation under the Laws of the State of Maryland.

Section 1.02 Closing.

On the terms and subject to the conditions set forth in this Agreement, the closing of the Merger (the “Closing”) shall take place by remote communication and by the exchange of signatures by electronic transmission on the date that is five (5) Business Days after the satisfaction or waiver of the latest to occur of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), unless otherwise agreed in writing by the parties to this Agreement (the “Closing Date”).

Section 1.03 Effective Time.

The Merger shall become effective as set forth in the articles of merger with respect to the Merger (the “Articles of Merger”) that shall be filed with, and accepted for record by, the State Department of Assessments and Taxation of Maryland (the “SDAT”) on the Closing Date. The term “Effective Time” shall be the date and time when the Merger becomes effective as set forth in the Articles of Merger.

Section 1.04 Effects of the Merger.

At and after the Effective Time, the Merger shall have the effects set forth in the MGCL.

Section 1.05 Conversion of Capital Stock.

At the Effective Time, by virtue of the Merger and without any action on the part of OBDC II, OBDC or Merger Sub or the holder of any of the following securities:

(a)

Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Company.

(b)

All shares of common stock, par value $0.01 per share, of OBDC II (the “OBDC II Common Stock”) issued and outstanding immediately prior to the Effective Time that are owned by OBDC or any of its Consolidated Subsidiaries (including Merger Sub) shall be cancelled and shall cease to exist and no shares of common stock, par value $0.01 per share, of OBDC (the “OBDC Common Stock”) or any other consideration shall be delivered in exchange therefor (such shares, the “Cancelled Shares”).

(c)

Subject to Section 1.05(e), each share of OBDC II Common Stock issued and outstanding immediately prior to the Effective Time, except for the Cancelled Shares, shall be converted, in accordance with the procedures set forth in Article II, into the right to receive a number of shares of OBDC Common Stock equal to the Exchange Ratio (the “Merger Consideration”).

(d)

All of the shares of OBDC II Common Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each such share of OBDC II Common Stock, all of which are in non-certificated book-entry form, shall thereafter represent only the right to receive the Merger Consideration, cash in lieu of fractional shares into which such shares of OBDC II Common Stock represented in non-certificated book-entry form have been converted pursuant to Section 2.02 and any dividends or other distributions payable pursuant to Section 2.04(b).

(e)

The Exchange Ratio shall be appropriately adjusted (to the extent not already taken into account in determining the Closing OBDC II Net Asset Value and/or the Closing OBDC Net Asset Value, as applicable) if, between the Determination Date and the Effective Time, the respective outstanding shares of OBDC Common Stock or OBDC II Common Stock shall have been increased or decreased or changed into or exchanged for a different number or kind of shares or securities, in each case, as a result of any reclassification, recapitalization, stock split, reverse stock split, split-up, merger, issue tender or exchange offer, combination or exchange of shares or similar transaction, or if a stock dividend or dividend payable in any other securities or similar distribution shall be authorized and declared with a record date within such period (as permitted by this Agreement), in each case, to provide the stockholders of OBDC II and OBDC the same economic effect as contemplated by this Agreement prior to such event, and as so adjusted shall, from and after the date of such event, be the Exchange Ratio. Nothing in this Section 1.05(e) shall be construed to permit any party hereto to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

Section 1.06 The Second Merger.

(a)

Subject to the terms and conditions of this Agreement, in accordance with the MGCL, at the Second Effective Time, the Surviving Company shall merge with and into OBDC, and the separate corporate existence of the Surviving Company shall cease. OBDC shall be the surviving company in the Second Merger and shall continue its existence as a corporation under the Laws of the State of Maryland. The Second Merger shall become effective (the “Second Effective Time”) as set forth in the articles of merger with respect to the Second Merger (the “Second Articles of Merger”) that OBDC and the Surviving Company shall file with the SDAT it being understood that OBDC and the Surviving Company shall cause the Second Effective Time to occur immediately following the Effective Time. At and after the Second Effective Time, the Second Merger shall have the effects set forth in the MGCL.

(b)

At the Second Effective Time, by virtue of the Second Merger and without any action on the part of OBDC or the Surviving Company or the holder of any of the following securities, (i) each share of common stock of the Surviving Company issued and outstanding as of immediately prior to the Second Effective Time shall cease to exist, and no consideration shall be exchanged therefor and (ii) each share of OBDC Common Stock issued and outstanding immediately prior to the Second Effective Time shall remain outstanding as an identical share of OBDC Common Stock.

Section 1.07 Charter and Bylaws.

(a)	Prior to the Effective Time, the OBDC II Charter shall have been amended pursuant to the Articles of Amendment to remove Article XIV of the OBDC II Charter.

(b)

At the Effective Time, pursuant to Section 3-109 of the MGCL, the charter of the Surviving Company shall be amended and restated in its entirety as part of the Merger and shall thereafter be the charter of Merger Sub as in effect immediately prior to the Effective Time, and the bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Company as of the Effective Time, until thereafter amended in accordance with applicable Law and the respective terms of such charter and bylaws, as applicable.

(c)

At the Second Effective Time, the charter of OBDC as in effect immediately prior to the Second Effective Time shall be the charter of OBDC, as the surviving company in the Second Merger, and the bylaws of OBDC as in effect immediately prior to the Second Effective Time shall be the bylaws of OBDC, as the surviving company in the Second Merger, until thereafter amended in accordance with applicable Law and the respective terms of such charter and bylaws, as applicable.

Section 1.08 Directors and Officers.

Subject to applicable Law, the directors and officers of Merger Sub immediately prior to the Effective Time shall be the directors and officers of the Surviving Company immediately after consummation of the Merger and shall hold office until the next annual meeting of the Surviving Company and until their respective successors are duly elected and qualify, or until their earlier death, resignation or removal. The directors and officers of OBDC immediately prior to the Second Effective Time shall be the directors and officers of OBDC immediately after consummation of the Second Merger and shall hold office until their respective successors are duly elected and qualify, or until their earlier death, resignation or removal.

Section 1.09 Termination of Certain Contractual Obligations.

Immediately after the Effective Time and immediately prior to the Second Merger, the OBDC II Advisory Agreement and the OBDC II Administration Agreement shall be automatically terminated and of no further force and effect (the “Terminations”).

Article II.

MERGER CONSIDERATION

Section 2.01 Delivery of Evidence of OBDC Common Stock.

As soon as reasonably practicable after the Effective Time, OBDC shall deposit with its transfer agent evidence of book-entry shares representing OBDC Common Stock issuable as Merger Consideration pursuant to Section 1.05(c).

Section 2.02 Fractional Shares.

No fractional shares of OBDC Common Stock shall be issued upon the conversion of OBDC II Common Stock pursuant to Section 1.05(c), and such fractional share interests shall not entitle the owner thereof to vote or to any rights of a holder of OBDC Common Stock. Each holder of shares of OBDC II Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of OBDC Common Stock pursuant to Section 1.05(c) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of a share of OBDC Common Stock multiplied by (ii) the volume-weighted average trading price of a share of OBDC Common Stock on the New York Stock Exchange (the “NYSE”) for the five (5) consecutive Trading Days ending on the third (3rd) Trading Day preceding the Closing Date (as reported by Bloomberg L.P. or its successor or, if not reported thereon, another authoritative source selected by OBDC that is reasonably acceptable to OBDC II). For purposes of this Section 2.02, all fractional shares to which a single holder of record of shares would be entitled shall be aggregated and calculations shall be rounded to three decimal places, and the amount of cash each holder of OBDC II Common Stock as of immediately prior to the Effective Time is entitled to receive pursuant to this Section 2.02 shall be rounded down to the nearest cent and computed after aggregating all cash amounts for all shares of OBDC II Common Stock then held by such holder.

Section 2.03 Paying and Exchange Agent.

Prior to the Effective Time, OBDC shall appoint OBDC’s transfer agent or other bank or trust company to act as exchange agent (the “Paying and Exchange Agent”) hereunder, pursuant to an agreement in a form reasonably acceptable to each of OBDC and OBDC II. Promptly following the Effective Time, OBDC shall deposit, or shall cause to be deposited, with the Paying and Exchange Agent cash sufficient to pay the aggregate cash for fractional shares in accordance with Section 2.02. Any cash deposited with the Paying and Exchange Agent shall hereinafter be referred to as the “Exchange Fund.” To the extent that any amount in the Exchange Fund is below that required to make prompt payment of the payments contemplated by this Article II, OBDC shall promptly replace, restore or supplement cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying and Exchange Agent to make the payments contemplated by this Article II.

Section 2.04 Delivery of Merger Consideration.

(a)

Each holder of record at the Effective Time of shares of OBDC II Common Stock (other than the Cancelled Shares) that were converted into the right to receive the Merger Consideration pursuant to Section 1.05(c) and any cash in lieu of fractional shares of OBDC Common Stock to be issued or paid in consideration therefor pursuant to Section 2.02 and any dividends and other distributions pursuant to Section 2.04(b), shall, promptly after the Effective Time, be entitled to receive the Merger Consideration, and any cash in lieu of fractional shares of OBDC Common Stock to be issued or paid in consideration therefor pursuant to Section 2.02 and, after the applicable payment date, any dividends or other distributions to which such holder is entitled pursuant to Section 2.04(b). The Exchange Fund shall not be used for any other purpose other than the purposes provided for in the immediately preceding sentence.

(b)

Subject to the effect of applicable abandoned property, escheat or similar Laws, following the Effective Time, each holder of record at the Effective Time of shares (other than Cancelled Shares) of OBDC II Common Stock shall be entitled to receive, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to the whole shares of OBDC Common Stock represented by such shares of OBDC II Common Stock and not paid and/or (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to the whole shares of OBDC Common Stock represented by such shares of OBDC II Common Stock with a record date after the Effective Time (but before the issuance of OBDC Common Stock issuable with respect to such shares of OBDC II Common Stock) and with a payment date subsequent to the issuance of OBDC Common Stock issuable with respect to such shares of OBDC II Common Stock.

Section 2.05 No Further Ownership Rights.

All Merger Consideration, together with any cash in lieu of fractional shares of OBDC Common Stock to be issued or paid in consideration therefor pursuant to Section 2.02, paid by OBDC in accordance with the terms of Article I and Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to OBDC II Common Stock in respect of which such amounts were paid. From and after the Effective Time, the stock transfer books of OBDC II shall be closed, and there shall be no further transfers on the stock transfer books of OBDC II of the shares of OBDC II Common Stock that were issued and outstanding immediately prior to the Effective Time.

Section 2.06 Net Asset Value Calculation.

(a)

OBDC II shall deliver to OBDC a calculation of the net asset value of OBDC II as of a date mutually agreed between OBDC and OBDC II, such date to be no earlier than 48 hours (excluding Sundays and holidays) prior to the Effective Time (such agreed date, the “Determination Date”), calculated in good faith as of such date and based on the same assumptions and methodologies, and applying the same categories of adjustments to net asset value (except as may be mutually agreed by the parties), historically used by OBDC II in preparing the calculation of the net asset value per share of OBDC II Common Stock (with an accrual for any dividend declared by OBDC II and not yet paid) (the “Closing OBDC II Net Asset Value”); provided that OBDC II shall update the calculation of the Closing OBDC II Net Asset Value in the event that the Closing is subsequently delayed or there is more than a de minimis change to the Closing OBDC II Net Asset Value prior to the Closing (including any dividend declared after the Determination Date but prior to Closing) and as needed to ensure the Closing OBDC II Net Asset Value is determined within 48 hours (excluding Sundays and holidays) prior to the Effective Time; provided further that the OBDC II Board, including a majority of the Independent Directors of OBDC II, shall be required to approve, and the Adviser shall certify in writing to OBDC, the calculation of the Closing OBDC II Net Asset Value.

(b)

OBDC shall deliver to OBDC II a calculation of the net asset value of OBDC as of the Determination Date, calculated in good faith as of such date and based on the same assumptions and methodologies, and applying the same categories of adjustments to net asset value (except as may be mutually agreed by the parties), historically used by OBDC in preparing the calculation of the net asset value per share of OBDC Common Stock (with an accrual for any dividend declared by OBDC and not yet paid) (the “Closing OBDC Net Asset Value”); provided that OBDC shall update the calculation of the Closing OBDC Net Asset Value in the event the Closing is subsequently delayed or there is more than a de minimis change to the Closing OBDC Net Asset Value prior to the Closing (including any dividend declared after the Determination Date but prior to Closing) and as needed to ensure the Closing OBDC Net Asset Value is determined within 48 hours (excluding Sundays and holidays) prior to the Effective Time; provided further that the OBDC Board, including a majority of the Independent Directors of OBDC, shall be required to approve, and the Adviser shall certify in writing to OBDC II, the calculation of the Closing OBDC Net Asset Value.

(c)

In connection with preparing the calculations provided pursuant to this Section 2.06, each of OBDC II and OBDC will use the portfolio valuation methods adopted by their respective valuation designee and approved by the OBDC II Board (including a majority of the Independent Directors of OBDC II) or the OBDC Board (including a majority of the Independent Directors of OBDC), as applicable, for valuing the securities and other assets of OBDC II or OBDC, as applicable, under Rule 2a-5 of the Investment Company Act as of the date hereof, except as expressly set forth above in Section 2.06(b) or otherwise agreed by each of the OBDC II Board (including a majority of the Independent Directors of OBDC II) or the OBDC Board (including a majority of the Independent Directors of OBDC).

(d)

The Adviser agrees to give each of OBDC and OBDC II and their respective Representatives, upon reasonable request, reasonable access to the individuals who have prepared each calculation provided pursuant to this Section 2.06 and to the information, books, records, work papers and back-up materials used or useful in preparing each such calculation, including any reports prepared by valuation agents, in order to assist such party with its review of such calculation so long as such individuals remain employed by the Adviser or any of its respective Affiliates.

Section 2.07 Termination of Exchange Fund.

Any portion of the Exchange Fund that remains undistributed to stockholders of OBDC II as of the first anniversary of the Effective Time may be paid to OBDC, upon OBDC’s written demand to the Paying and Exchange Agent. In such event, any former stockholders of OBDC II who have not theretofore complied with any applicable requirements to receive cash in lieu of fractional shares of OBDC Common Stock shall thereafter look only to OBDC with respect to such cash in lieu of fractional shares, without any interest thereon. Notwithstanding the foregoing, none of OBDC, OBDC II, the Surviving Company, Merger Sub, the Paying and Exchange Agent or any other Person shall be liable to any former holder of shares of OBDC II Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar Laws.

Section 2.08 Withholding Rights.

Each party and the Paying and Exchange Agent, as applicable, shall be entitled to deduct and withhold from amounts payable to any person pursuant to this Agreement such amounts as it determines in good faith are required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or non-U.S. Tax Law. To the extent that amounts are so withheld and paid over to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the relevant person of which such deduction and withholding was made.

Article III.

REPRESENTATIONS AND WARRANTIES OF OBDC II

Except with respect to matters that have been Previously Disclosed, OBDC II hereby represents and warrants to OBDC and Merger Sub that:

Section 3.01 Corporate Organization.

(a)

OBDC II is a corporation duly incorporated and validly existing under the Laws of the State of Maryland and in good standing with the SDAT. OBDC II has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business as a foreign corporation in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, in each case, other than as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to OBDC II. OBDC II has duly elected to be regulated as a BDC, and such election has not been revoked or withdrawn and is in full force and effect.

(b)

True, complete and correct copies of the charter of OBDC II (as amended as of the date hereof, the “OBDC II Charter”) and the Bylaws of OBDC II (as amended as of the date hereof, the “OBDC II Bylaws”), as in effect as of the date of this Agreement, have previously been publicly filed by OBDC II.

(c)

Each Consolidated Subsidiary of OBDC II (i) is duly incorporated or duly formed, as applicable to each such Consolidated Subsidiary, and validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, as applicable, (ii) has the requisite corporate or limited liability company (or similar) power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and (iii) is duly licensed or qualified to do business as a foreign corporation or other business entity in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, other than in the case of clauses (ii) and (iii), as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to OBDC II.

Section 3.02 Capitalization.

(a)

The authorized capital stock of OBDC II consists of 450,000,000 shares of which (i) 114,256,061 shares of OBDC II Common Stock were outstanding as of the close of business on November 4, 2025 (the “OBDC II Capitalization Date”) and (ii) no shares of preferred stock, par value $0.01 per share were outstanding as of the close of business on the OBDC II Capitalization Date. All of the issued and outstanding shares of OBDC II Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability with respect to OBDC II attaching to the ownership thereof. As of the date of this Agreement, no Indebtedness having the right to vote on any matters on which stockholders of OBDC II may vote (“OBDC II Voting Debt”) is issued or outstanding. As of the OBDC II Capitalization Date, except pursuant to OBDC II’s dividend reinvestment plan or as otherwise set forth on Section 3.02(a) of the OBDC II Disclosure Schedule, OBDC II does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character (“Rights”) calling for the purchase or issuance of, or the payment of any amount based on, any shares of OBDC II Common Stock, OBDC II Voting Debt or any other equity securities of OBDC II or any securities representing the right to purchase or otherwise receive any shares of OBDC II Common Stock, OBDC II Voting Debt or other equity securities of OBDC II. There are no obligations of OBDC II or any of its Consolidated Subsidiaries (i) to repurchase, redeem or otherwise acquire any shares of capital stock of OBDC II, OBDC II Voting Debt or any equity security of OBDC II or its Consolidated Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock, OBDC II Voting Debt or any other equity security of OBDC II or its Consolidated Subsidiaries or (ii) pursuant to which OBDC II or any of its Consolidated Subsidiaries is or could be required to register shares of OBDC II’s capital stock or other securities under the Securities Act. All of the OBDC II Common Stock sold has been sold in compliance with applicable Laws.

(b)

All of the issued and outstanding shares of capital stock or other equity ownership interests of each Consolidated Subsidiary of OBDC II are owned by OBDC II, directly or indirectly, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (in respect of corporate entities) and free of preemptive rights. No Consolidated Subsidiary of OBDC II has or is bound by any outstanding Rights calling for the purchase or issuance of, or the payment of any amount based on, any shares of capital stock or any other equity security of such Consolidated Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Consolidated Subsidiary.

Section 3.03 Authority; No Violation.

(a)

OBDC II has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Transactions. The execution and delivery of this Agreement and the consummation of the Transactions have been duly and validly approved by the OBDC II Board, including, after separate meetings and discussion, all of the Independent Directors of OBDC II. The OBDC II Board (on the recommendation of the OBDC II Special Committee) has unanimously (i) determined that (A) this Agreement, the Merger and the other Transactions are advisable and in the best interests of OBDC II and (B) the interests of OBDC II’s existing stockholders will not be diluted (as provided under Rule 17a-8 of the Investment Company Act) as a result of the Transactions, (ii) approved and declared advisable the OBDC II Matters, (iii) directed that the OBDC II Matters be submitted to OBDC II’s stockholders for approval at a duly held meeting of such stockholders (the “OBDC II Stockholders Meeting”) and (iv) resolved to recommend that the stockholders of OBDC II adopt and approve the OBDC II Matters (such recommendation, the “OBDC II Board Recommendation”). Except for receipt of the affirmative vote of (i) a majority of the votes entitled to be cast on the OBDC II Matters by the holders of outstanding shares of OBDC II Common Stock at a duly held meeting of OBDC II stockholders pursuant to the OBDC II Charter in accordance with the MGCL and (ii) if required by the Investment Company Act, “a majority of the outstanding securities of OBDC II Common Stock” which, for the purposes of the Investment Company Act, shall be the lesser of (A) 67% or more of the outstanding shares of OBDC II Common Stock present or represented by proxy at the OBDC II Stockholders Meeting if the holders of more than 50% of the shares of the OBDC II Common Stock are present or represented by proxy or (B) more than 50% of the outstanding shares of the OBDC II Common Stock (collectively, the (the “OBDC II Requisite Vote”), the Merger and the other Transactions have been authorized by all necessary corporate action on the part of OBDC II. This Agreement has been duly and validly executed and delivered by OBDC II and (assuming due authorization, execution and delivery by OBDC, Merger Sub and the Adviser) constitutes the valid and binding obligation of OBDC II, enforceable against OBDC II in accordance with its terms (except as may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws of general applicability relating to or affecting the rights of creditors generally and subject to general principles of equity (the “Bankruptcy and Equity Exception”)).

(b)

Neither the execution and delivery of this Agreement by OBDC II, nor the consummation by OBDC II of the Transactions, nor performance of this Agreement by OBDC II, will (i) violate any provision of the OBDC II Charter or the OBDC II Bylaws, or (ii) assuming that the consents, approvals and filings referred to in Sections 3.03(a) and 3.04 are duly obtained and/or made, (A) violate any Law or Order applicable to OBDC II or any of its Consolidated Subsidiaries or (B) except as set forth on Section 3.03(b) of the OBDC II Disclosure Schedule, or in any Contract that was Previously Disclosed, violate, conflict with, result in a breach of or the loss of any benefit under, constitute a default (or an event that, with or without the giving of notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, require the consent, approval or authorization of, or notice to or filing with any third party with respect to, or result in the creation of any Lien upon any of the respective properties or assets of OBDC II or any of its Consolidated Subsidiaries under, any of the terms, conditions or provisions of any Permit, Contract or other obligation to which OBDC II or any of its Consolidated Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound except, with respect to clause (ii)(B), any such violation, conflict, breach, loss, default, termination, cancellation, acceleration, consent, approval or creation that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to OBDC II. Section 3.03(b) of the OBDC II Disclosure Schedule sets forth, to OBDC II’s Knowledge, any material consent fees payable to a third party in connection with the Mergers.

Section 3.04 Governmental Consents.

Assuming the representation and warranties set forth in Section 4.04 are true and correct, no consents or approvals of, or filings or registrations with, any Governmental Entity are necessary in connection with the consummation by OBDC II of the Mergers and the other Transactions, except for (i) the filing with the SEC of a proxy statement/prospectus in definitive form relating to the OBDC II Stockholders Meeting to be held in connection with this Agreement and the Transactions (the “Proxy Statement/Prospectus”) and of a registration statement on Form N-14 or such other appropriate SEC form (the “Registration Statement”) in which the Proxy Statement/Prospectus will be included as a prospectus, and declaration of effectiveness of the Registration Statement by the SEC, (ii) the filing of the Articles of Merger with and the acceptance for record of the Articles of Merger by the SDAT in respect of the Merger, (iii) the filing of the Second Articles of Merger with and the acceptance for record of the Second Articles of Merger by the SDAT in respect of the Second Merger, (iv) the filing of the Articles of Amendment with and the acceptance for record of the Articles of Amendment by the SDAT, (v), any notices or filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (vi) such filings and approvals, if any, as are required to be made or obtained under the securities or “blue sky” Laws of various states in connection with the issuance of the shares of OBDC Common Stock pursuant to this Agreement and approval of listing of such OBDC Common Stock on the NYSE, (vii) the reporting of this Agreement on a Current Report on Form 8-K and (viii) any such other consents, approvals, filings or registrations that the failure to obtain or make would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on OBDC II.

Section 3.05 Reports.

(a)

OBDC II has timely filed or furnished all forms, statements, certifications, reports and documents that it was required to file or furnish since January 1, 2023 (the “Applicable Date”) with the SEC (such forms, statements, certifications, reports and documents filed or furnished since the Applicable Date, including any amendments thereto, the “OBDC II SEC Reports”), except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to OBDC II. To OBDC II’s Knowledge, no OBDC II SEC Report, at the time filed or furnished with the SEC, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading. To OBDC II’s Knowledge, all OBDC II SEC Reports, as of their respective dates, complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto. None of the Consolidated Subsidiaries of OBDC II is required to make any filing with the SEC.

(b)

Neither OBDC II nor any of its Consolidated Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any Contract, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, any Governmental Entity that currently restricts in any material respect the conduct of its business (or to OBDC II’s Knowledge that, upon consummation of the Mergers, would restrict in any material respect the conduct of the business of OBDC or any of its Consolidated Subsidiaries), or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit, risk management or compliance policies, its internal controls, its management or its business, other than those of general application that apply to similarly situated BDCs or their Consolidated Subsidiaries, nor has OBDC II or any of its Consolidated Subsidiaries been advised in writing or, to the Knowledge of OBDC II, verbally, by any Governmental Entity that it is considering issuing, initiating, ordering, or requesting any of the foregoing.

(c)

OBDC II has made available to OBDC all material correspondence with the SEC since the Applicable Date and, as of the date of this Agreement, to the Knowledge of OBDC II (i) there are no unresolved comments from the SEC with respect to the OBDC II SEC Reports or any SEC examination of OBDC II and (ii) none of the OBDC II SEC Reports is subject to any ongoing review by the SEC.

Section 3.06 OBDC II Financial Statements.

(a)

The consolidated financial statements, including the related consolidated schedules of investments, of OBDC II and its Consolidated Subsidiaries included (or incorporated by reference) in the OBDC II SEC Reports (including the related notes, where applicable) (i) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of OBDC II and its Consolidated Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (except that unaudited statements may not contain notes and are subject to recurring year-end audit adjustments normal in nature and amount), (ii) to OBDC II’s Knowledge, have complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and (iii) have been prepared in all material respects in accordance with U.S. generally accepted accounting principles (“GAAP”) consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. KPMG LLP (“KPMG”) has not resigned, threatened resignation or been dismissed as OBDC II’s independent public accountant as a result of or in connection with any disagreements with OBDC II on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b)

Except for (A) liabilities reflected or reserved against on the consolidated audited balance sheet of OBDC II as of December 31, 2024 included in the audited financial statements set forth in OBDC II’s annual report on Form 10-K for the year ended December 31, 2024 (the “OBDC II Balance Sheet”), (B) liabilities incurred in the ordinary course of business since December 31, 2024, (C) liabilities incurred in connection with this Agreement and the Transactions, (D) liabilities otherwise disclosed in the OBDC II SEC Reports and (E) liabilities that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to OBDC II, neither OBDC II nor any of its Consolidated Subsidiaries has any liabilities that would be required to be reflected or reserved against in the OBDC II Balance Sheet in accordance with GAAP.

(c)

Neither OBDC II nor any of its Consolidated Subsidiaries is a party to or has any commitment to become a party to any off-balance sheet joint venture, partnership or similar contract with any unconsolidated Affiliate or “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated under the Exchange Act) where the result or purpose of such contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, OBDC II and its Consolidated Subsidiaries in the OBDC II SEC Reports.

(d)

Since the Applicable Date, (i) neither OBDC II nor any of its Consolidated Subsidiaries nor, to the Knowledge of OBDC II, any director, officer, auditor, accountant or representative of OBDC II or any of its Consolidated Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of OBDC II or any of its Consolidated Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that OBDC II or any of its Consolidated Subsidiaries has engaged in questionable or illegal accounting or auditing practices or maintains inadequate internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act), and (ii) no attorney representing OBDC II or any of its Consolidated Subsidiaries, whether or not employed by OBDC II or any of its Consolidated Subsidiaries, has reported evidence of a material violation of securities laws, breach of duty or similar violation by OBDC II or any of its directors, officers or agents to the OBDC II Board or any committee thereof or to any director or officer of OBDC II.

(e)

To OBDC II’s Knowledge, since the Applicable Date, KPMG, which has expressed its opinion with respect to the annual financial statements of OBDC II and its Consolidated Subsidiaries included in the OBDC II SEC Reports (including the related notes), has, for the period it has served as OBDC II’s independent accounting firm, been (i) “independent” with respect to OBDC II and its Consolidated Subsidiaries within the meaning of Regulation S-X, and (ii) in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the related rules of the SEC and the Public Company Accounting Oversight Board.

(f)

The principal executive officer and principal financial officer of OBDC II have made all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 and any related rules and regulations promulgated by the SEC (collectively, the “Sarbanes-Oxley Act”), and the statements contained in any such certifications are complete and correct, and OBDC II is otherwise in compliance in all material respects with all applicable effective provisions of the Sarbanes-Oxley Act.

(g)	OBDC II has in all material respects:

(i)

designed and maintained a system of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act) to ensure that all information (both financial and non-financial) required to be disclosed by OBDC II in the reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to OBDC II’s management as appropriate to allow timely decisions regarding required disclosure and to allow OBDC II’s principal executive officer and principal financial officer to make the certifications required under the Exchange Act with respect to such reports;

(ii)

designed and maintained a system of internal controls over financial reporting sufficient to provide reasonable assurance concerning the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including reasonable assurance that (A) transactions are executed in accordance with management’s general or specific authorizations, (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, (C) access to assets is permitted only in accordance with management’s general or specific authorization, (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences and (E) OBDC II’s management, with the participation of OBDC II’s principal executive and financial officers, has completed an assessment of the effectiveness of OBDC II’s internal controls over financial reporting for the fiscal year ended December 31, 2024 in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, and such assessment concluded that OBDC II maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, using the framework specified in OBDC II’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024;

(iii)

(A) disclosed, based on its most recent evaluation, to its auditors and the audit committee of the OBDC II Board (1) any significant deficiencies or material weaknesses (as defined in the relevant Statement of Auditing Standards) in the design or operation of OBDC II’s internal controls over financial reporting that are reasonably likely to adversely affect its ability to record, process, summarize and report financial data and (2) any fraud, whether or not material, that involves management or other individuals who have a significant role in its internal controls over financial reporting and (B) identified for OBDC II’s auditors any material weaknesses in internal controls; and

(iv)

provided to OBDC true, complete and correct copies of any of the foregoing disclosures to its auditors or the audit committee of the OBDC II Board that have been made in writing from the Applicable Date through the date hereof, and will promptly provide to OBDC true, complete and correct copies of any such disclosures that are made after the date hereof.

(h)

The fair market value of OBDC II’s investments as of September 30, 2025 (i) was determined in accordance with Accounting Standards Codification, “Fair Value Measurement (Topic 820)”, issued by the Financial Accounting Standards Board (“ASC Topic 820”) and (ii) reflects a reasonable estimate of the fair value of such investments as determined in good faith, after due inquiry, by the OBDC II valuation designee in accordance with Rule 2a-5.

(i)

To OBDC II’s Knowledge, there is no fraud or suspected fraud affecting OBDC II involving management of OBDC II or employees of Blue Owl who have significant roles in OBDC II’s internal control over financial reporting, when such fraud could have a material effect on OBDC II’s consolidated financial statements.

Section 3.07 Broker’s Fees.

Neither OBDC II nor any of its Consolidated Subsidiaries nor any of their respective directors, officers or agents has utilized any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Mergers or the other Transactions, other than to RBC Capital Markets, LLC and Greenhill & Co., LLC, a Mizuho affiliate, pursuant to corresponding letter agreements, true, complete and correct copies of which have been previously delivered to OBDC.

Section 3.08 Absence of Changes or Events.

Since December 31, 2024 and through the date of this Agreement, (i) except as set forth in Section 3.08 of the OBDC II Disclosure Schedules, (ii) except as expressly permitted or required by or in connection with the execution and delivery of this Agreement and the consummation of the Transactions, the business of OBDC II and its Consolidated Subsidiaries has been conducted in the ordinary course of business, (iii) there has not been any Effect that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to OBDC II and (iv) there has not been any material action that, if it had been taken after the date hereof, would have required the consent of OBDC under Section 6.01 or Section 6.02.

Section 3.09 Compliance with Applicable Law; Permits.

(a)

Each of OBDC II and each of its Consolidated Subsidiaries is in compliance, and has been operated in compliance, in all material respects, with all applicable Laws, including, if and to the extent applicable, the Investment Company Act, the Securities Act and the Exchange Act other than as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to OBDC II. OBDC II has not received any written or, to OBDC II’s Knowledge, oral notification from a Governmental Entity of any material non-compliance with any applicable Laws, which non-compliance would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to OBDC II. OBDC II is not subject to any “stop order” and was fully qualified to sell shares of OBDC II Common Stock in each jurisdiction in which such shares were registered and sold as of the time of the sale of the OBDC II Common Stock, other than as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to OBDC II.

(b)

OBDC II is in compliance, and since the Applicable Date, has complied with its investment policies and restrictions and portfolio valuation methods, if any, as such policies and restrictions have been set forth in its registration statement (as amended from time to time) or reports that it has filed with the SEC under the Exchange Act and applicable Laws, if any, other than any non-compliance that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to OBDC II.

(c)

OBDC II has written policies and procedures adopted pursuant to Rule 38a-1 under the Investment Company Act that are reasonably designed to prevent material violations of the “Federal Securities Laws,” as such term is defined in Rule 38a-1(e)(1) under the Investment Company Act. There have been no “Material Compliance Matters” for OBDC II, as such term is defined in Rule 38a-1(e)(2) under the Investment Company Act, other than those that have been reported to the OBDC II Board and satisfactorily remedied or are in the process of being remedied or those that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to OBDC II.

(d)

Each of OBDC II and each of its Consolidated Subsidiaries holds and is in compliance with all Permits required in order to permit OBDC II and each of its Consolidated Subsidiaries to own or lease their properties and assets and to conduct their businesses under and pursuant to all applicable Law as presently conducted, other than any failure to hold or non-compliance with any such Permit that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to OBDC II. All such Permits are valid and in full force and effect, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to OBDC II. OBDC II has not received any written or, to OBDC II’s Knowledge, oral notification from a Governmental Entity of any material non-compliance with any such Permits, and no Proceeding is pending or threatened in writing to suspend, cancel, modify, revoke or materially limit any such Permits, which Proceeding would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to OBDC II.

(e)

No “affiliated person” (as defined under the Investment Company Act) of OBDC II has been subject to disqualification to serve in any capacity contemplated by the Investment Company Act for any investment company (including a BDC) under Sections 9(a) and 9(b) of the Investment Company Act, unless, in each case, such Person has received exemptive relief from the SEC with respect to any such disqualification. There is no material Proceeding pending and served or, to the Knowledge of OBDC II, threatened that would result in any such disqualification.

(f)

The minute books and other similar records of OBDC II maintained since the Applicable Date contain a true and complete record in all material respects of all action taken at all meetings and by all written consents in lieu of meetings of the stockholders of OBDC II, the OBDC II Board and any committees of the OBDC II Board.

Section 3.10 OBDC II Information.

None of the information supplied or to be supplied by OBDC II for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at any time the Registration Statement is amended or supplemented or at the time the Registration Statement becomes effective under the Securities Act, or (ii) the Proxy Statement/Prospectus will, at the date the Proxy Statement/Prospectus or any amendment or supplement is first mailed to stockholders of OBDC II or at the time of the OBDC II Stockholders Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading, except that no representation or warranty is made by OBDC II with respect to information supplied by OBDC, Merger Sub or the Adviser for inclusion or incorporation by reference in the Registration Statement or the Proxy Statement/Prospectus.

Section 3.11 Taxes and Tax Returns.

(a)

OBDC II and each of its Consolidated Subsidiaries has duly and timely filed (taking into account all applicable extensions) all material Tax Returns required to be filed by it on or prior to the date of this Agreement, and all such Tax Returns are true, complete and correct in all material respects. OBDC II and each of its Consolidated Subsidiaries has paid all material Taxes shown thereon as due and payable and has duly paid or made provision for the payment of all material Taxes that have been incurred or are due or claimed to be due from it by U.S. federal, state, non-U.S. or local taxing authorities other than Taxes that are not yet delinquent or are being contested in good faith, have not been finally determined and have been adequately reserved against under GAAP.

(b)

No material Tax Return of OBDC II or any Consolidated Subsidiary has been examined by the Internal Revenue Service (the “IRS”) or other relevant taxing authority. There are no material disputes pending, or written claims asserted, with respect to any material Tax Return of OBDC II or any of its subsidiaries or for material Taxes or assessments upon OBDC II or any of its Consolidated Subsidiaries for which OBDC II does not have reserves that are adequate under GAAP.

(c)

Neither OBDC II nor any of its Consolidated Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than any such agreement entered into in the ordinary course of business the principal purpose of which is not Taxes).

(d)

Within the past five years (or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Mergers are also a part), neither OBDC II nor any of its Consolidated Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution of stock which qualified or was intended to qualify under Section 355(a) of the Code and to which Section 355 of the Code (or so much of Section 356 of the Code, as it relates to Section 355 of the Code) applied or was intended to apply.

(e)

Neither OBDC II nor any of its Consolidated Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) adjustment under Section 481 of the Code (or any similar provision of state, local or non-U.S. Law) or any other change in method of accounting occurring prior to the Closing, (ii) closing agreement described in Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) entered into prior to the Closing, (iii) installment sale or open transaction disposition occurring prior to the Closing, (iv) use of an improper method of accounting prior to the Closing, (v) prepaid amount received, or deferred revenue accrued, prior to the Closing, or (vi) “gain recognition agreement” as described in U.S. Treasury Regulation Section 1.367(a)-8 (or any similar provision of state, local or non-U.S. Law) executed prior to the Closing.

(f)

Neither OBDC II nor any of its Consolidated Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2). If OBDC II or any of its Consolidated Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b), such entity has properly disclosed such transaction in accordance with the applicable Tax regulations.

(g)

There are no outstanding applications, written agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes or deficiencies against OBDC II or any of its Consolidated Subsidiaries.

(h)

OBDC II made a valid election under Part I of Subchapter M of Subtitle A, Chapter 1, of the Code to be taxed as a “regulated investment company” (a “RIC”). OBDC II has qualified as a RIC at all times since the beginning of its taxable year ending December 31, 2017 and expects to continue to so qualify through the Effective Time. No challenge to OBDC II’s status as a RIC is pending or has been threatened orally or in writing. For each taxable year of OBDC II ending on or before the Effective Time, OBDC II has satisfied, or expects to satisfy in the case of a taxable year ending after the date of this Agreement, the distribution requirements imposed on a regulated investment company under Section 852 of the Code (assuming for these purposes that any Tax Dividend declared by OBDC II after the date of this Agreement has been timely paid).

(i)

Prior to the Effective Time, OBDC II shall have declared and paid a Tax Dividend with respect to all taxable years ended prior to the Effective Time. Prior to the Second Effective Time, OBDC II shall have declared a Tax Dividend with respect to the final taxable year ending with its complete liquidation.

(j)

OBDC II and its Consolidated Subsidiaries have complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes, including information reporting requirements, and have, within the time and in the manner prescribed by applicable Law, in all material respects, withheld from and paid over all amounts required to be so withheld and paid over under applicable Laws.

(k)	OBDC II is not aware of any fact or circumstance that could reasonably be expected to prevent the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(l)	OBDC II has no “earnings and profits” for U.S. federal income Tax purposes described in Section 852(a)(2)(B) of the Code.

(m)

Section 3.11(m) of the OBDC II Disclosure Schedule lists each asset the disposition of which would be subject to rules similar to Section 1374 of the Code as prescribed in IRS Notice 88-19, 1988-1 C.B. 486, or Treasury Regulation Section 1.337(d)-7 and the amount of “net unrealized built-in gain” (within the meaning of Section 1374(d) of the Code) on each such asset. Other than such assets listed in Section 3.11(m) of the OBDC II Disclosure Schedule, OBDC II is not now and will not be subject to corporate-level income taxation on the sale, transfer or other disposition of its assets currently held as a result of the application of Section 337(d) of the Code or the Treasury Regulations promulgated thereunder.

(n)

No claim has been made in writing by a taxing authority in a jurisdiction where OBDC II or any of its Consolidated Subsidiaries does not file Tax Returns that OBDC II or any such Consolidated Subsidiary is or may be subject to taxation by that jurisdiction, and which, if upheld, would reasonably result in a material Tax liability.

(o)	Neither OBDC II nor any of its Consolidated Subsidiaries has, or has ever had, a permanent establishment in any country other than the United States.

(p)	Neither OBDC II nor any of its Consolidated Subsidiaries has requested a private letter ruling from the IRS or comparable rulings from other taxing authorities.

(q)

Neither OBDC II nor any of its Consolidated Subsidiaries has any liability for the Taxes of another Person other than OBDC II and its Consolidated Subsidiaries under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee, successor or payable pursuant to a contractual obligation.

(r)

Neither OBDC II nor any of its Consolidated Subsidiaries has ever been a member of a consolidated, combined or unitary Tax group (other than such a group the common parent of which is OBDC II or any of its Consolidated Subsidiaries).

(s)	There are no material Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of OBDC II or any of its Consolidated Subsidiaries.

Section 3.12 Litigation.

As of the date of this Agreement, there are no material Proceedings pending or, to OBDC II’s Knowledge, threatened against OBDC II or any of its Consolidated Subsidiaries. There is no Order binding upon OBDC II or any of its Consolidated Subsidiaries other than such Orders as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to OBDC II.

Section 3.13 Employee Matters.

Neither OBDC II nor any of its Consolidated Subsidiaries has (i) any employees or (ii) any “employee benefit plans” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, or any employment, bonus, incentive, vacation, stock option or other equity based, severance, termination, retention, change of control, profit sharing, fringe benefit, health, medical or other similar plan, program or agreement (collectively, “Employee Benefit Plans”).

Section 3.14 Certain Contracts.

(a)

OBDC II has Previously Disclosed a complete and accurate list of, and true and complete copies have been delivered or made available (including via EDGAR) to OBDC of, all Contracts (collectively, the “OBDC II Material Contracts”) to which, as of the date hereof, OBDC II or any of its Consolidated Subsidiaries is a party, or by which OBDC II or any of its Consolidated Subsidiaries may be bound, or, to the Knowledge of OBDC II, to which it or any of its Consolidated Subsidiaries or their respective assets or properties may be subject, with respect to:

(i)	any Contract that is a “material contract” within the meaning of Item 601(b)(10) of the SEC’s Regulation S-K or that is material to OBDC II or its financial condition or results of operations;

(ii)

other than Contracts entered into in the ordinary course of business providing for the obligation or commitment of OBDC II to provide funding to its portfolio investments, any loans or credit agreements, mortgages, indentures and other agreements and instruments pursuant to which any Indebtedness of OBDC II or any of its Consolidated Subsidiaries in an aggregate principal amount in excess of $500,000 is outstanding or may be incurred, or any guarantee by OBDC II or any of its Consolidated Subsidiaries of any Indebtedness in an aggregate principal amount in excess of $500,000;

(iii)

other than Contracts entered into in the ordinary course of business providing for the obligation or commitment of OBDC II to provide funding to its portfolio investments, any Contract that creates future payment obligations in excess of $250,000 and that by its terms does not terminate, or is not terminable upon notice, without penalty within 90 days or less, or any Contract that creates or would create a Lien on any asset of OBDC II or its Consolidated Subsidiaries (other than Liens consisting of restrictions on transfer agreed to in respect of investments entered into in the ordinary course of business or as would not, individually or in the aggregate, reasonably be expected to be material to OBDC II and its Consolidated Subsidiaries, taken as a whole);

(iv)

except with respect to investments set forth in the OBDC II SEC Reports, any partnership, limited liability company, joint venture or other similar Contract that is not entered into in the ordinary course of business and is material to OBDC II and its Consolidated Subsidiaries, taken as a whole;

(v)

any non-competition or non-solicitation Contract or any other Contract that limits, purports to limit, or would reasonably be expected to limit in each case in any material respect the manner in which, or the localities in which, any material business of OBDC II and its Consolidated Subsidiaries, taken as a whole, is or could be conducted or the types of business that OBDC II and its Consolidated Subsidiaries conducts or may conduct;

(vi)

any Contract relating to the acquisition or disposition of any business or operations (whether by merger, sale of stock, sale of assets or otherwise) involving value in excess of $250,000 individually or together with all related Contracts) as to which there are any ongoing obligations or that was entered into on or after the Applicable Date other than Contracts entered into in the ordinary course of business with respect to investments set forth in the OBDC II SEC Reports;

(vii)

any Contract that obligates OBDC II or any of its Consolidated Subsidiaries to conduct any business that is material to OBDC II and its Consolidated Subsidiaries, taken as a whole, on an exclusive basis with any third party, or upon consummation of the Merger, will obligate OBDC, the Surviving Company or any of their Consolidated Subsidiaries to conduct business with any third party on an exclusive basis; or

(viii)	any Contract with a Governmental Entity.

(b)

Each OBDC II Material Contract is (x) valid and binding on OBDC II or its applicable Consolidated Subsidiary and, to OBDC II’s Knowledge, each other party thereto, (y) enforceable against OBDC II or its applicable Consolidated Subsidiary in accordance with its terms (subject to the Bankruptcy and Equity Exception), and (z) is in full force and effect other than in each case as would not, individually or in the aggregate, reasonably be expected to be material to OBDC II and its Consolidated Subsidiaries, taken as a whole. The OBDC II Advisory Agreement in effect as of the date of this Agreement has been approved by the OBDC II Board and stockholders of OBDC II in accordance with Section 15 of the Investment Company Act. Neither OBDC II nor any of its Consolidated Subsidiaries nor, to OBDC II’s Knowledge, any other party thereto, is in material breach of any provisions of or in default (or, with the giving of notice or lapse of time or both, would be in default) under, and has not taken any action resulting in the termination of, acceleration of performance required by, or resulting in a right of termination or acceleration under, any OBDC II Material Contract other than as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to OBDC II. No OBDC II Material Contract has been amended, modified or supplemented other than as would not, individually or in the aggregate, reasonably be expected to be material to OBDC II and its Consolidated Subsidiaries, taken as a whole. No event has occurred with respect to OBDC II or any of its Consolidated Subsidiaries that, with or without the giving of notice, the lapse of time or both, would constitute a breach or default under any OBDC II Material Contract other than as would not, individually or in the aggregate, reasonably be expected to be material to OBDC II and its Consolidated Subsidiaries, taken as a whole.

Section 3.15 Insurance Coverage.

All material insurance policies maintained by OBDC II or any of its Consolidated Subsidiaries and that name OBDC II or any of its Consolidated Subsidiaries as an insured (each, an “OBDC II Insurance Policy”), including the fidelity bond required by the Investment Company Act, are in full force and effect and all premiums due and payable with respect to each OBDC II Insurance Policy have been paid. Neither OBDC II nor any of its Consolidated Subsidiaries has received written notice of cancellation of any OBDC II Insurance Policy.

Section 3.16 Intellectual Property.

OBDC II and its Consolidated Subsidiaries own, possess or have a valid license or other adequate rights to use all patents, patent applications, patent rights, trademarks, trademark applications, trademark rights, trade names, trade name rights, service marks, service mark applications, service mark rights, copyrights, computer programs and other proprietary intellectual property rights (collectively, “Intellectual Property Rights”) that are material to the conduct of the business of OBDC II and its Consolidated Subsidiaries taken as a whole (hereinafter, “OBDC II Intellectual Property Rights”), except where the failure to own, possess or have adequate rights would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to OBDC II. No claims are pending for which OBDC II has received written notice or, to the Knowledge of OBDC II, threatened (i) that OBDC II or any of its Consolidated Subsidiaries is infringing or otherwise violating the rights of any Person with regard to any Intellectual Property Right, or (ii) that any OBDC II Intellectual Property Right is invalid or unenforceable. To the Knowledge of OBDC II, no Person is infringing, misappropriating or using without authorization the rights of OBDC II or any of its Consolidated Subsidiaries with respect to any Intellectual Property Right, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to OBDC II.

Section 3.17 Real Property.

Neither OBDC II nor any of its Consolidated Subsidiaries owns or leases any real property.

Section 3.18 Investment Assets.

Each of OBDC II and its Consolidated Subsidiaries has good title to all securities, Indebtedness and other financial instruments owned by it, free and clear of any material Liens, except to the extent such securities, Indebtedness or other financial instruments, as applicable, are pledged to secure obligations of OBDC II or its Consolidated Subsidiaries under the secured and unsecured financing transactions that have been Previously Disclosed and except for Liens consisting of restrictions on transfer agreed to in respect of investments entered into in the ordinary course of business and, if material, Previously Disclosed. As of the date of this Agreement, the value of investments owned by OBDC II that are “qualifying investments” for purposes of Section 55(a) of the Investment Company Act is greater than 70% of the value of OBDC II’s total assets (other than assets described in Section 55(a)(7) of the Investment Company Act).

Section 3.19 State Takeover Laws.

No restrictions on “business combinations” set forth in any “moratorium,” “control share,” “fair price,” “takeover” or “interested stockholder” Law (any such laws, “Takeover Statutes”) are applicable to this Agreement, the Mergers or the other Transactions.

Section 3.20 Appraisal Rights.

In accordance with Section 3-202(c) of the MGCL and pursuant to the OBDC II Charter, no appraisal rights shall be available to holders of OBDC II Common Stock in connection with the Transactions.

Section 3.21 Valuation.

Except as may be mutually agreed by the parties, the value of each investment asset owned by OBDC II that is used in connection with the computations made by OBDC II pursuant to Section 2.06 will be determined in accordance with the valuation policies and procedures adopted by the valuation designee and approved by the OBDC II Board under Rule 2a-5 of the Investment Company Act and no exceptions to such valuation policies and procedures have been or will be permitted in valuing such assets in connection with the computations pursuant to Section 2.06 for purposes of this Agreement, and the value of all assets owned by OBDC II other than investment assets that are used in connection with the computations made by OBDC II pursuant to Section 2.06 will be determined in accordance with GAAP.

Section 3.22 Opinion of Financial Advisor.

Prior to the execution of this Agreement, the OBDC II Board and the OBDC II Special Committee have received the opinion of RBC Capital Markets, LLC, financial advisor to the OBDC II Special Committee, to the effect that, as of the date of such opinion and based upon and subject to the various assumptions, limitations, qualifications and other matters set forth therein, the Exchange Ratio (as specified in such opinion) in the Merger is fair, from a financial point of view, to the holders of OBDC II Common Stock.

Article IV.

REPRESENTATIONS AND WARRANTIES OF OBDC

Except with respect to matters that have been Previously Disclosed, OBDC hereby represents and warrants to OBDC II that:

Section 4.01 Corporate Organization.

(a)

Each of OBDC and Merger Sub is a corporation duly incorporated and validly existing under the Laws of the State of Maryland and in good standing with the SDAT. Each of OBDC and Merger Sub has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business as a foreign corporation in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, in each case, other than as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to OBDC. OBDC has duly elected to be regulated as a BDC and such election has not been revoked or withdrawn and is in full force and effect.

(b)

True, complete and correct copies of the charter of OBDC (as amended as of the date hereof, the “OBDC Charter”) and the Bylaws of OBDC (as amended as of the date hereof, the “OBDC Bylaws”), as in effect as of the date of this Agreement, have previously been publicly filed by OBDC. True, correct and complete copies of the charter and bylaws of Merger Sub, as in effect as of the date hereof, have previously been provided to OBDC II.

(c)

Each Consolidated Subsidiary of OBDC (i) is duly incorporated or duly formed, as applicable to each such Consolidated Subsidiary, and validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, as applicable, (ii) has the requisite corporate or limited liability company (or similar) power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and (iii) is duly licensed or qualified to do business as a foreign corporation or other business entity in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, other than in the case of clauses (ii) and (iii), as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to OBDC.

Section 4.02 Capitalization.

(a)

The authorized capital stock of OBDC consists of 1,000,000,000 shares of which (i) 511,048,237 shares of OBDC Common Stock were outstanding as of the close of business on November 4, 2025 (the “OBDC Capitalization Date”) and (ii) no shares of preferred stock, par value $0.01 per share were outstanding as of the close of business on the OBDC Capitalization Date. All of the issued and outstanding shares of OBDC Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability with respect to OBDC attaching to the ownership thereof. All of the shares of OBDC Common Stock constituting the Merger Consideration will be, when issued pursuant to the terms of the Merger, duly authorized and validly issued and fully paid, nonassessable and free of preemptive rights, with no personal liability with respect to OBDC attaching to the ownership thereof. As of the date of this Agreement, no Indebtedness having the right to vote on any matters on which stockholders of OBDC may vote (“OBDC Voting Debt”) is issued or outstanding. As of the OBDC Capitalization Date, except pursuant to OBDC’s dividend reinvestment plan or as otherwise set forth on Section 4.02(a) of the OBDC Disclosure Schedule, OBDC does not have and is not bound by any Rights calling for the purchase or issuance of, or the payment of any amount based on, any shares of OBDC Common Stock, OBDC Voting Debt or any other equity securities of OBDC or any securities representing the right to purchase or otherwise receive any shares of OBDC Common Stock, OBDC Voting Debt or other equity securities of OBDC. There are no obligations of OBDC or any of its Consolidated Subsidiaries (i) to repurchase, redeem or otherwise acquire any shares of capital stock of OBDC, OBDC Voting Debt or any equity security of OBDC or its Consolidated Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock, OBDC Voting Debt or any other equity security of OBDC or its Consolidated Subsidiaries or (ii) pursuant to which OBDC or any of its Consolidated Subsidiaries is or could be required to register shares of OBDC capital stock or other securities under the Securities Act. All of OBDC Common Stock sold has been offered and sold in compliance with applicable Laws.

(b)

All of the issued and outstanding shares of capital stock or other equity ownership interests of each Consolidated Subsidiary of OBDC are owned by OBDC, directly or indirectly, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (in respect of corporate entities) and free of preemptive rights. No Consolidated Subsidiary of OBDC has or is bound by any outstanding Rights calling for the purchase or issuance of, or the payment of any amount based on, any shares of capital stock or any other equity security of such Consolidated Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Consolidated Subsidiary.

Section 4.03 Authority; No Violation.

(a)

Each of OBDC and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Transactions. The execution and delivery of this Agreement and the consummation of the Transactions have been duly and validly approved by the OBDC Board, including, after separate meetings and discussion, all of the Independent Directors of OBDC, and the board of directors of Merger Sub. The OBDC Board (on the recommendation of the OBDC Special Committee) has unanimously (i) determined that (A) this Agreement, the Merger and the other Transactions are advisable and in the best interests of OBDC and (B) the interests of OBDC’s existing stockholders will not be diluted (as provided under Rule 17a-8 of the Investment Company Act) as a result of the Transactions, and (ii) approved and declared advisable the OBDC Matters. The Merger and the other Transactions have been authorized by all necessary corporate action on the part of OBDC. This Agreement has been duly and validly executed and delivered by OBDC and Merger Sub and (assuming due authorization, execution and delivery by OBDC II and the Adviser) constitutes the valid and binding obligation of each of OBDC and Merger Sub, enforceable against each of OBDC and Merger Sub in accordance with its terms (except as may be limited by the Bankruptcy and Equity Exception).

(b)

Neither the execution and delivery of this Agreement by OBDC or Merger Sub, nor the consummation by OBDC or Merger Sub of the Transactions, nor performance of this Agreement by OBDC or Merger Sub, will (i) violate any provision of the OBDC Charter, OBDC Bylaws or the bylaws or charter of Merger Sub or (ii) assuming that the consents, approvals and filings referred to in Section 4.03(a) and Section 4.04 are duly obtained and/or made, (A) violate any Law or Order applicable to OBDC or any of its Consolidated

Subsidiaries or (B) except as set forth on Section 4.03(b) of the OBDC Disclosure Schedule or in any Contract that was Previously Disclosed, violate, conflict with, result in a breach of or the loss of any benefit under, constitute a default (or an event that, with or without the giving of notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, require the consent, approval or authorization of, or notice to or filing with any third-party with respect to, or result in the creation of any Lien upon any of the respective properties or assets of OBDC or any of its Consolidated Subsidiaries under, any of the terms, conditions or provisions of any Permit, Contract or other obligation to which OBDC or any of its Consolidated Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound except, with respect to clause (ii)(B), any such violation, conflict, breach, loss, default, termination, cancellation, acceleration, consent, approval or creation that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to OBDC. Section 4.03(b) of the OBDC Disclosure Schedule sets forth, to OBDC’s Knowledge, any material consent fees payable to a third party in connection with the Mergers.

Section 4.04 Governmental Consents.

No consents or approvals of, or filings or registrations with, any Governmental Entity are necessary in connection with the consummation by OBDC or Merger Sub of the Mergers and the other Transactions, except for (i) the filing with the SEC of the Proxy Statement/Prospectus and the Registration Statement in which the Proxy Statement/Prospectus will be included as a prospectus, and declaration of effectiveness of the Registration Statement by the SEC, (ii) the filing of the Articles of Merger with and the acceptance for record of the Articles of Merger by the SDAT in respect of the Merger, (iii) the filing of the Second Articles of Merger with and the acceptance for record of the Second Articles of Merger by the SDAT in respect of the Second Merger, (iv) any notices or filings under the HSR Act, (v) such filings and approvals, if any, as are required to be made or obtained under the securities or “blue sky” Laws of various states in connection with the issuance of the shares of OBDC Common Stock pursuant to this Agreement and approval of listing of such OBDC Common Stock on the NYSE, (vi) the reporting of this Agreement on a Current Report on Form 8-K and (vii) any such consents, approvals, filings or registrations that the failure to obtain or make would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on OBDC.

Section 4.05 Reports.

(a)

OBDC has timely filed or furnished all forms, statements, certifications, reports and documents that it was required to file or furnish since the Applicable Date with the SEC (such forms, statements, certifications, reports and documents filed or furnished since the Applicable Date, including any amendments thereto, the “OBDC SEC Reports”), except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to OBDC. To OBDC’s Knowledge, no OBDC SEC Report, at the time filed or furnished with the SEC, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading. To OBDC’s Knowledge, all OBDC SEC Reports, as of their respective dates, complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto. None of the Consolidated Subsidiaries of OBDC is required to make any filing with the SEC.

(b)

Neither OBDC nor any of its Consolidated Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any Contract, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, any Governmental Entity that currently restricts in any material respect the conduct of its business (or to OBDC’s Knowledge that, upon consummation of the Mergers, would restrict in any material respect the conduct of the business of OBDC or any of its Consolidated Subsidiaries), or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit, risk management or compliance policies, its internal controls, its management or its business, other than those of general application that apply to similarly situated BDCs or their Consolidated Subsidiaries, nor has OBDC or any of its Consolidated Subsidiaries been advised in writing or, to the Knowledge of OBDC, verbally, by any Governmental Entity that it is considering issuing, initiating, ordering, or requesting any of the foregoing.

(c)

OBDC has made available to OBDC II all material correspondence with the SEC since the Applicable Date and, as of the date of this Agreement, to the Knowledge of OBDC, (i) there are no unresolved comments from the SEC with respect to the OBDC SEC Reports or any SEC examination of OBDC and (ii) none of the OBDC SEC Reports is subject to any ongoing review by the SEC.

Section 4.06 OBDC Financial Statements.

(a)

The consolidated financial statements, including the related consolidated schedules of investments, of OBDC and its Consolidated Subsidiaries included (or incorporated by reference) in the OBDC SEC Reports (including the related notes, where applicable): (i) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of OBDC and its Consolidated Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (except that unaudited statements may not contain notes and are subject to recurring year-end audit adjustments normal in nature and amount), (ii) to OBDC’s Knowledge, have complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and (iii) have been prepared in all material respects in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. KPMG has not resigned, threatened resignation or been dismissed as OBDC’s independent public accountant as a result of or in connection with any disagreements with OBDC on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b)

Except for (A) liabilities reflected or reserved against on the consolidated audited balance sheet of OBDC as of December 31, 2024 included in the audited financial statements set forth in OBDC’s annual report on Form 10-K for the year ended December 31, 2024 (the “OBDC Balance Sheet”), (B) liabilities incurred in the ordinary course of business since December 31, 2024, (C) liabilities incurred in connection with this Agreement and the Transactions, (D) liabilities otherwise disclosed in the OBDC SEC Reports and (E) liabilities that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to OBDC, neither OBDC nor any of its Consolidated Subsidiaries has any liabilities that would be required to be reflected or reserved against in the OBDC Balance Sheet in accordance with GAAP.

(c)

Neither OBDC nor any of its Consolidated Subsidiaries is a party to or has any commitment to become a party to any off-balance sheet joint venture, partnership or similar contract with any unconsolidated Affiliate or “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated under the Exchange Act) where the result or purpose of such contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of OBDC and its Consolidated Subsidiaries in the OBDC SEC Reports.

(d)

Since the Applicable Date, (i) neither OBDC nor any of its Consolidated Subsidiaries nor, to the Knowledge of OBDC, any director, officer, auditor, accountant or representative of OBDC or any of its Consolidated Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of OBDC or any of its Consolidated Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that OBDC or any of its Consolidated Subsidiaries has engaged in questionable or illegal accounting or auditing practices or maintains inadequate internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act), and (ii) no attorney representing OBDC or any of its Consolidated Subsidiaries, whether or not employed by OBDC or any of its Consolidated Subsidiaries, has reported evidence of a material violation of securities laws, breach of duty or similar violation by OBDC or any of its officers, directors or agents to the OBDC Board or any committee thereof or to any director or officer of OBDC.

(e)

To OBDC’s Knowledge, since the Applicable Date, KPMG, which has expressed its opinion with respect to the annual financial statements of OBDC and its Consolidated Subsidiaries included in the OBDC SEC Reports (including the related notes), has, for the period it has served as OBDC’s independent accounting firm, been (i) “independent” with respect to OBDC and its Consolidated Subsidiaries within the meaning of Regulation S-X, and (ii) in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the related rules of the SEC and the Public Company Accounting Oversight Board.

(f)

The principal executive officer and principal financial officer of OBDC have made all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act, and the statements contained in any such certifications are complete and correct, and OBDC is otherwise in compliance in all material respects with all applicable effective provisions of the Sarbanes-Oxley Act.

(g)	OBDC has in all material respects:

(i)

designed and maintained a system of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act) to ensure that all information (both financial and non-financial) required to be disclosed by OBDC in the reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to OBDC’s management as appropriate to allow timely decisions regarding required disclosure and to allow OBDC’s principal executive officer and principal financial officer to make the certifications required under the Exchange Act with respect to such reports;

(ii)

designed and maintained a system of internal controls over financial reporting sufficient to provide reasonable assurance concerning the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including reasonable assurance that (A) transactions are executed in accordance with management’s general or specific authorizations, (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, (C) access to assets is permitted only in accordance with management’s general or specific authorization, (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences and (E) OBDC’s management, with the participation of OBDC’s principal executive and financial officers, has completed an assessment of the effectiveness of OBDC’s internal controls over financial reporting for the fiscal year ended December 31, 2024 in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, and such assessment concluded that OBDC maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, using the framework specified in OBDC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024;

(iii)

(A) disclosed, based on its most recent evaluation, to its auditors and the audit committee of the OBDC Board (1) any significant deficiencies or material weaknesses (as defined in the relevant Statement of Auditing Standards) in the design or operation of OBDC’s internal controls over financial reporting that are reasonably likely to adversely affect its ability to record, process, summarize and report financial data and (2) any fraud, whether or not material, that involves management or other individuals who have a significant role in its internal controls over financial reporting and (B) identified for OBDC’s auditors any material weaknesses in internal controls; and

(iv)

provided to OBDC II true, complete and correct copies of any of the foregoing disclosures to its auditors or the audit committee of the OBDC Board that have been made in writing from the Applicable Date through the date hereof, and will promptly provide to OBDC II true, complete and correct copies of any such disclosures that are made after the date hereof.

(h)

The fair market value of OBDC’s investments as of September 30, 2025 (i) was determined in accordance with ASC Topic 820 and (ii) reflects a reasonable estimate of the fair value of such investments as determined in good faith, after due inquiry, by the OBDC valuation designee in accordance with Rule 2a-5.

(i)

To OBDC’s Knowledge, there is no fraud or suspected fraud affecting OBDC involving management of OBDC or employees of Blue Owl who have significant roles in OBDC’s internal control over financial reporting, when such fraud could have a material effect on OBDC’s consolidated financial statements.

Section 4.07 Broker’s Fees.

Neither OBDC nor any of its Consolidated Subsidiaries nor any of their respective directors, officers or agents has utilized any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Mergers or the other Transactions, other than to Truist Securities, Inc. and Raymond James & Associates, Inc., pursuant to corresponding letter agreements, true, complete and correct copies of which have been previously delivered to OBDC II.

Section 4.08 Absence of Changes or Events.

Since December 31, 2024 and through the date of this Agreement, (i) except as set forth in Section 4.08 of the OBDC Disclosure Schedules, (ii) except as expressly permitted or required by or in connection with the execution and delivery of this Agreement and the consummation of the Transactions, the business of OBDC and its Consolidated

Subsidiaries has been conducted in the ordinary course of business, (iii) there has not been any Effect that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to OBDC and (iv) there has not been any material action that, if it had been taken after the date hereof, would have required the consent of OBDC II under Section 6.01 or Section 6.02.

Section 4.09 Compliance with Applicable Law; Permits.

(a)

Each of OBDC and each of its Consolidated Subsidiaries is in compliance, and has been operated in compliance, in all material respects, with all applicable Laws, including, if and to the extent applicable, the Investment Company Act, the Securities Act and the Exchange Act other than as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to OBDC. OBDC has not received any written or, to OBDC’s Knowledge, oral notification from a Governmental Entity of any material non-compliance with any applicable Laws, which non-compliance would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to OBDC. OBDC has operated in compliance with all listing standards of the NYSE since the Applicable Date, other than as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to OBDC. OBDC is not subject to any “stop order” and is, and was, fully qualified to sell shares of OBDC Common Stock in each jurisdiction in which such shares were offered and sold, other than as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to OBDC.

(b)

OBDC is in compliance, and since the Applicable Date, has complied with its investment policies and restrictions and portfolio valuation methods, if any, as such policies and restrictions have been set forth in its registration statement (as amended from time to time) or reports that it has filed with the SEC under the Exchange Act and applicable Laws, if any, other than any non-compliance that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to OBDC.

(c)

OBDC has written policies and procedures adopted pursuant to Rule 38a-1 under the Investment Company Act that are reasonably designed to prevent material violations of the “Federal Securities Laws,” as such term is defined in Rule 38a-1(e)(1) under the Investment Company Act. There have been no “Material Compliance Matters” for OBDC, as such term is defined in Rule 38a-1(e)(2) under the Investment Company Act, other than those that have been reported to the OBDC Board and satisfactorily remedied or are in the process of being remedied or those that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to OBDC.

(d)

Each of OBDC and each of its Consolidated Subsidiaries holds and is in compliance with all Permits required in order to permit OBDC and each of its Consolidated Subsidiaries to own or lease their properties and assets and to conduct their businesses under and pursuant to all applicable Law as presently conducted, other than any failure to hold or non-compliance with any such Permit that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to OBDC. All such Permits are valid and in full force and effect, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to OBDC. OBDC has not received any written or, to OBDC’s Knowledge, oral notification from a Governmental Entity of any material non-compliance with any such Permits, and no Proceeding is pending or threatened in writing to suspend, cancel, modify, revoke or materially limit any such Permits, which Proceeding would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to OBDC.

(e)

No “affiliated person” (as defined under the Investment Company Act) of OBDC has been subject to disqualification to serve in any capacity contemplated by the Investment Company Act for any investment company (including a BDC) under Sections 9(a) and 9(b) of the Investment Company Act, unless, in each case, such Person has received exemptive relief from the SEC with respect to any such disqualification. There is no material Proceeding pending and served or, to the Knowledge of OBDC, threatened that would result in any such disqualification.

(f)

The minute books and other similar records of OBDC maintained since the Applicable Date contain a true and complete record in all material respects of all action taken at all meetings and by all written consents in lieu of meetings of the stockholders of OBDC, the OBDC Board and any committees of the OBDC Board.

Section 4.10 OBDC Information.

None of the information supplied or to be supplied by OBDC for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at any time the Registration Statement is amended or supplemented or at the time the Registration Statement becomes effective under the Securities Act, or (ii) the Proxy Statement/Prospectus will, at the date the Proxy Statement/Prospectus or any amendment or supplement is first mailed to stockholders of OBDC II or at the time of the OBDC II Stockholders Meeting, in each case, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading, except that no representation or warranty is made by OBDC with respect to information supplied by OBDC II or the Adviser for inclusion or incorporation by reference in the Registration Statement or the Proxy Statement/Prospectus.

Section 4.11 Taxes and Tax Returns.

(a)

OBDC and each of its Consolidated Subsidiaries has duly and timely filed (taking into account all applicable extensions) all material Tax Returns required to be filed by it on or prior to the date of this Agreement and all such Tax Returns are true, complete and correct in all material respects. OBDC and each of its Consolidated Subsidiaries has paid all material Taxes shown thereon as due and payable and has duly paid or made provision for the payment of all material Taxes that have been incurred or are due or claimed to be due from it by U.S. federal, state, non-U.S. or local taxing authorities other than Taxes that are not yet delinquent or are being contested in good faith, have not been finally determined and have been adequately reserved against under GAAP.

(b)

No material Tax Return of OBDC or any Consolidated Subsidiary has been examined by the IRS or other relevant taxing authority. There are no material disputes pending, or written claims asserted, with respect to any material Tax Return of OBDC or any of its Consolidated Subsidiaries or for material Taxes or assessments upon OBDC or any of its Consolidated Subsidiaries for which OBDC does not have reserves that are adequate under GAAP.

(c)

Neither OBDC nor any of its Consolidated Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than any such agreement entered into in the ordinary course of business the principal purpose of which is not Taxes).

(d)

Within the past five years (or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Mergers are also a part), neither OBDC nor any of its Consolidated Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution of stock which qualified or was intended to qualify under Section 355(a) of the Code and to which Section 355 of the Code (or so much of Section 356 of the Code, as it relates to Section 355 of the Code) applied or was intended to apply.

(e)

Neither OBDC nor any of its Consolidated Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) adjustment under Section 481 of the Code (or any similar provision of state, local or non-U.S. Law) or any other change in method of accounting occurring prior to the Closing, (ii) closing agreement described in Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) entered into prior to the Closing, (iii) installment sale or open transaction disposition occurring prior to the Closing, (iv) use of an improper method of accounting prior to the Closing, (v) prepaid amount received, or deferred revenue accrued, prior to the Closing, or (vi) “gain recognition agreement” as described in U.S. Treasury Regulation Section 1.367(a)-8 (or any similar provision of state, local or non-U.S. Law) executed prior to the Closing.

(f)

Neither OBDC nor any of its Consolidated Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2). If OBDC or any of its Consolidated Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b), such entity has properly disclosed such transaction in accordance with the applicable Tax regulations.

(g)

There are no outstanding applications, written agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes or deficiencies against OBDC or any of its Consolidated Subsidiaries.

(h)

OBDC made a valid election under Part I of Subchapter M of Subtitle A, Chapter 1, of the Code to be taxed as a RIC. OBDC has qualified as a RIC at all times since the beginning of its taxable year ending December 31, 2016 and expects to continue to so qualify through the Effective Time. No challenge to OBDC’s status as a RIC is pending or has been threatened orally or in writing. For each taxable year of OBDC ending before the Effective Time, OBDC has satisfied, or expects to satisfy in the case of a taxable year ending after the date of this Agreement, the distribution requirements imposed on a regulated investment company under Section 852 of the Code.

(i)

Merger Sub is a newly formed entity created for the purpose of undertaking the Merger. Prior to the Effective Time, Merger Sub will not have engaged in any other business activities and will have incurred no liabilities or obligations other than as contemplated by this Agreement.

(j)

OBDC and its Consolidated Subsidiaries have complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes, including information reporting requirements, and have, within the time and in the manner prescribed by applicable Law, in all material respects, withheld from and paid over all amounts required to be so withheld and paid over under applicable Laws.

(k)	OBDC is not aware of any fact or circumstance that could reasonably be expected to prevent the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(l)	OBDC has no “earnings and profits” described in Section 852(a)(2)(B) of the Code.

(m)

Section 4.11(m) of the OBDC Disclosure Schedule lists each asset the disposition of which would be subject to rules similar to Section 1374 of the Code as prescribed in IRS Notice 88-19, 1988-1 C.B. 486, or Treasury Regulation Section 1.337(d)-7 and the amount of “net unrealized built-in gain” (within the meaning of Section 1374(d) of the Code) on each such asset. Other than such assets listed in Section 4.11(m) of the OBDC Disclosure Schedule, OBDC is not now and will not be subject to corporate-level income taxation on the sale, transfer or other disposition of its assets currently held as a result of the application of Section 337(d) of the Code or the Treasury Regulations promulgated thereunder.

(n)

No claim has been made in writing by a taxing authority in a jurisdiction where OBDC or any of its Consolidated Subsidiaries does not file Tax Returns that OBDC or any such Consolidated Subsidiary is or may be subject to taxation by that jurisdiction, and which, if upheld, would reasonably result in a material Tax liability.

(o)	Neither OBDC nor any of its Consolidated Subsidiaries has, or has ever had, a permanent establishment in any country other than the United States.

(p)	Neither OBDC nor any of its Consolidated Subsidiaries has requested a private letter ruling from the IRS or comparable rulings from other taxing authorities.

(q)

Neither OBDC nor any of its Consolidated Subsidiaries has any liability for the Taxes of another Person other than OBDC and its Consolidated Subsidiaries under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee, successor or payable pursuant to a contractual obligation.

(r)

Neither OBDC nor any of its Consolidated Subsidiaries has ever been a member of a consolidated, combined or unitary Tax group (other than such a group the common parent of which is OBDC or any of its Consolidated Subsidiaries).

(s)	There are no material Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of OBDC or any of its Consolidated Subsidiaries.

Section 4.12 Litigation.

As of the date of this Agreement, there are no material Proceedings pending or, to OBDC’s Knowledge, threatened against OBDC or any of its Consolidated Subsidiaries. There is no Order binding upon OBDC or any of its Consolidated Subsidiaries other than such Orders as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to OBDC.

Section 4.13 Employee Matters.

Neither OBDC nor any of its Consolidated Subsidiaries has (i) any employees or (ii) any Employee Benefit Plans.

Section 4.14 Certain Contracts.

(a)

OBDC has Previously Disclosed a complete and accurate list of, and true and complete copies have been delivered or made available (including via EDGAR) to OBDC II of, all Contracts (collectively, the “OBDC Material Contracts”) to which, as of the date hereof, OBDC or any of its Consolidated Subsidiaries is a party, or by which OBDC or any of its Consolidated Subsidiaries may be bound, or, to the Knowledge of OBDC, to which it or any of its Consolidated Subsidiaries or their respective assets or properties may be subject, with respect to:

(i)	any Contract that is a “material contract” within the meaning of Item 601(b)(10) of the SEC’s Regulation S-K or that is material to OBDC or its financial condition or results of operations;

(ii)

other than Contracts entered into in the ordinary course of business providing for the obligation or commitment of OBDC to provide funding to its portfolio investments, any loans or credit agreements, mortgages, indentures and other agreements and instruments pursuant to which any Indebtedness of OBDC or any of its Consolidated Subsidiaries in an aggregate principal amount in excess of $500,000 is outstanding or may be incurred, or any guarantee by OBDC or any of its Consolidated Subsidiaries of any Indebtedness in an aggregate principal amount in excess of $500,000;

(iii)

other than Contracts entered into in the ordinary course of business providing for the obligation or commitment of OBDC to provide funding to its portfolio investments, any Contract that creates future payment obligations in excess of $250,000 and that by its terms does not terminate, or is not terminable upon notice, without penalty within 90 days or less, or any Contract that creates or would create a Lien on any asset of OBDC or its Consolidated Subsidiaries (other than Liens consisting of restrictions on transfer agreed to in respect of investments entered into in the ordinary course of business or as would not, individually or in the aggregate, reasonably be expected to be material to OBDC and its Consolidated Subsidiaries, taken as a whole);

(iv)

except with respect to investments set forth in the OBDC SEC Reports, any partnership, limited liability company, joint venture or other similar Contract that is not entered into in the ordinary course of business and is material to OBDC and its Consolidated Subsidiaries, taken as a whole;

(v)

any non-competition or non-solicitation Contract or any other Contract that limits, purports to limit, or would reasonably be expected to limit in each case in any material respect the manner in which, or the localities in which, any material business of OBDC and its Consolidated Subsidiaries, taken as a whole, is or could be conducted or the types of business that OBDC and its Consolidated Subsidiaries conducts or may conduct;

(vi)

any Contract relating to the acquisition or disposition of any business or operations (whether by merger, sale of stock, sale of assets or otherwise) involving value in excess of $250,000 (individually or together with all related Contracts) as to which there are any ongoing obligations or that was entered into on or after the Applicable Date other than Contracts entered into in the ordinary course of business with respect to investments set forth in the OBDC SEC Reports;

(vii)

any Contract that obligates OBDC or any of its Consolidated Subsidiaries to conduct any business that is material to OBDC and its Consolidated Subsidiaries, taken as a whole, on an exclusive basis with any third party; or

(viii)	any Contract with a Governmental Entity.

(b)

Each OBDC Material Contract is (x) valid and binding on OBDC or its applicable Consolidated Subsidiary and, to OBDC’s Knowledge, each other party thereto, (y) enforceable against OBDC or its applicable Consolidated Subsidiary in accordance with its terms (subject to the Bankruptcy and Equity Exception), and (z) is in full force and effect other than in each case as would not, individually or in the aggregate, reasonably be expected to be material to OBDC and its Consolidated Subsidiaries, taken as a whole. The OBDC Advisory Agreement in effect as of the date of this Agreement has been approved by the OBDC Board and stockholders of OBDC in accordance with Section 15 of the Investment Company Act. Neither OBDC nor any of its Consolidated Subsidiaries nor, to OBDC’s Knowledge, any other party thereto, is in material breach of any provisions of or in default (or, with the giving of notice or lapse of time or both, would be in default) under, and has not taken any action resulting in the termination of, acceleration of performance required by, or resulting in a right of termination or acceleration under, any OBDC Material Contract other than as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to OBDC. No OBDC Material Contract has been amended, modified or supplemented other than as would not, individually or in the aggregate, reasonably be expected to be material to OBDC and its Consolidated Subsidiaries, taken as a whole. No event has occurred with respect to OBDC or any of its Consolidated Subsidiaries that, with or without the giving of notice, the lapse of time or both, would constitute a breach or default under any OBDC Material Contract other than as would not, individually or in the aggregate, reasonably be expected to be material to OBDC and its Consolidated Subsidiaries, taken as a whole.

Section 4.15 Insurance Coverage.

All material insurance policies maintained by OBDC or any of its Consolidated Subsidiaries and that name OBDC or any of its Consolidated Subsidiaries as an insured (each, an “OBDC Insurance Policy”), including the fidelity bond required by the Investment Company Act, are in full force and effect and all premiums due and payable with respect to each OBDC Insurance Policy have been paid. Neither OBDC nor any of its Consolidated Subsidiaries has received written notice of cancellation of any OBDC Insurance Policy.

Section 4.16 Intellectual Property.

OBDC and its Consolidated Subsidiaries own, possess or have a valid license or other adequate rights to use all Intellectual Property Rights that are material to the conduct of the business of OBDC and its Consolidated Subsidiaries taken as a whole (hereinafter, “OBDC Intellectual Property Rights”), except where the failure to own, possess or have adequate rights would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to OBDC. No claims are pending for which OBDC has received written notice or, to the Knowledge of OBDC, threatened (i) that OBDC or any of its Consolidated Subsidiaries is infringing or otherwise violating the rights of any Person with regard to any Intellectual Property Right, or (ii) that any OBDC Intellectual Property Right is invalid or unenforceable. To the Knowledge of OBDC, no Person is infringing, misappropriating or using without authorization the rights of OBDC or any of its Consolidated Subsidiaries with respect to any Intellectual Property Right, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to OBDC.

Section 4.17 Real Property.

Neither OBDC nor any of its Consolidated Subsidiaries owns or leases any real property.

Section 4.18 Investment Assets.

Each of OBDC and its Consolidated Subsidiaries has good title to all securities, Indebtedness and other financial instruments owned by it, free and clear of any material Liens, except to the extent such securities, Indebtedness or other financial instruments, as applicable, are pledged to secure obligations of OBDC or its Consolidated Subsidiaries in the secured and unsecured financing transactions that have been Previously Disclosed and except for Liens consisting of restrictions on transfer agreed to in respect of investments entered into in the ordinary course of business and, if material, Previously Disclosed. As of the date of this Agreement, the value of investments owned by OBDC that are “qualifying investments” for purposes of Section 55(a) of the Investment Company Act is greater than 70% of the value of OBDC’s total assets (other than assets described in Section 55(a)(7) of the Investment Company Act).

Section 4.19 State Takeover Laws.

No restrictions on “business combinations” set forth in any Takeover Statutes are applicable to this Agreement, the Mergers or the other Transactions.

Section 4.20 Valuation.

Except as may be mutually agreed by the parties, the value of each investment asset owned by OBDC that is used in connection with the computations made by OBDC pursuant to Section 2.06 will be determined in accordance with the valuation policies and procedures adopted by the valuation designee and approved by the OBDC Board under Rule 2a-5 of the Investment Company Act and no exceptions to such valuation policies and procedures have been or will be permitted in valuing such assets in connection with the computations pursuant to Section 2.06 for purposes of this Agreement, and the value of all assets owned by OBDC other than investment assets that are used in connection with the computations made by OBDC pursuant to Section 2.06 will be determined in accordance with GAAP.

Article V.

REPRESENTATIONS AND WARRANTIES OF THE ADVISER

Except with respect to matters set forth in the Adviser Disclosure Schedule, the Adviser hereby represents and warrants with respect to itself, OBDC II and OBDC, severally and not jointly to OBDC II and OBDC that:

Section 5.01 Organization.

The Adviser is a limited liability company organized and validly existing under the Laws of the State of Delaware and in good standing with the Delaware Secretary of State. The Adviser has the requisite limited liability company power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business as a foreign limited liability company in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, in each case, other than as would not, individually or in the aggregate, reasonably be expected to prevent the Adviser from timely performing its material obligations under this Agreement or from consummating the Mergers and the other Transactions or have a Material Adverse Effect with respect to OBDC II or OBDC.

Section 5.02 Authority; No Violation.

(a)

The Adviser has all requisite limited liability company power and authority to execute and deliver this Agreement. The execution and delivery of this Agreement has been duly and validly approved by the managers of the Adviser. This Agreement has been duly and validly executed and delivered by the Adviser and (assuming due authorization, execution and delivery by OBDC II, OBDC and Merger Sub) constitutes the valid and binding obligation of the Adviser, enforceable against the Adviser in accordance with its terms (except as may be limited by the Bankruptcy and Equity Exception).

(b)

Neither the execution and delivery of this Agreement by the Adviser, nor the consummation by the Adviser of the Transactions, nor performance of this Agreement by the Adviser will (i) violate any provision of the certificate of formation or limited liability company agreement of the Adviser or (ii) (A) violate any Law or Order applicable to the Adviser or (B) violate, conflict with, result in a breach of or the loss of any benefit under, constitute a default (or an event that, with or without the giving of notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, require the consent, approval or authorization of, or notice to or filing with any third-party with respect to, or result in the creation of any Lien upon any of the respective properties or assets of the Adviser under, any of the terms, conditions or provisions of any Permit, Contract or other obligation to which the Adviser is a party or by which its properties or assets is bound except, with respect to clause (ii)(B), any such violation, conflict, breach, loss, default, termination, cancellation, acceleration, consent, approval or creation that would not, individually or in the aggregate, reasonably be expected to prevent the Adviser from timely performing its material obligations under this Agreement or from consummating the Mergers and the other Transactions or have a Material Adverse Effect with respect to OBDC II or OBDC.

(c)

No consents or approvals of, or filings or registrations with, any Governmental Entity are necessary in connection with the execution, delivery or performance of this Agreement by the Adviser, except for any such consents, approvals, filings or registrations that the failure to obtain or make would not, individually or in the aggregate, reasonably be expected to prevent the Adviser from timely performing its material obligations under this Agreement or from consummating the Mergers and the other Transactions or have a Material Adverse Effect with respect to OBDC II or OBDC.

Section 5.03 Compliance with Applicable Law; Permits.

(a)

The Adviser is, and since the Applicable Date, has been, duly registered as an investment adviser under the Investment Advisers Act. The Adviser is, and at all times required by applicable Law (other than the Investment Advisers Act) when the Adviser has been the investment adviser to OBDC or OBDC II has been, duly registered, licensed or qualified as an investment adviser in each state or any other jurisdiction where the conduct of its business requires such registration, licensing or qualification, except where the failure to be so registered, licensed or qualified would not prevent the Adviser from timely performing its material obligations under this Agreement or from consummating the Mergers and the other Transactions or have a Material Adverse Effect with respect to OBDC II or OBDC.

(b)

The Adviser is in compliance, and has been operated in compliance, in all material respects, with all applicable Laws with regard to its management of OBDC II and OBDC, as applicable, including, if and to the extent applicable, the Investment Advisers Act, Investment Company Act, the Securities Act and the Exchange Act other than as would not, individually or in the aggregate, reasonably be expected to prevent the Adviser from timely performing its material obligations under this Agreement or from consummating the Mergers and the other Transactions or have a Material Adverse Effect with respect to OBDC II or OBDC. The Adviser has not received any written or to the Adviser’s Knowledge, oral notification from a Governmental Entity of any material non-compliance with any applicable Laws with regard to its management of OBDC II or OBDC, as applicable, which non-compliance would, individually or in the aggregate, reasonably be expected to prevent the Adviser from timely performing its material obligations under this Agreement or from consummating the Mergers and the other Transactions or have a Material Adverse Effect with respect to OBDC II or OBDC, as applicable.

(c)

The Adviser holds and is in compliance with all Permits required in order to permit the Adviser to own or lease its properties and assets and to conduct its business under and pursuant to all applicable Law as presently conducted, other than any failure to hold or non-compliance with any such Permit that would not, individually or in the aggregate, reasonably be expected to prevent the Adviser from timely performing its material obligations under this Agreement or from consummating the Mergers and the other Transactions or have a Material Adverse Effect with respect to OBDC II or OBDC. All such Permits are valid and in full force and effect, except as would not, individually or in the aggregate, reasonably be expected to prevent the Adviser from timely performing its material obligations under this Agreement or from consummating the Mergers and the other Transactions or have a Material Adverse Effect with respect to OBDC II or OBDC. The Adviser has not received any written or, to the Adviser’s Knowledge, oral notification from a Governmental Entity of any material non-compliance with any such Permits, and no Proceeding is pending or threatened in writing to suspend, cancel, modify, revoke or materially limit any such Permits, which Proceeding would, individually or in the aggregate, reasonably be expected to prevent the Adviser from timely performing its material obligations under this Agreement or from consummating the Mergers and the other Transactions or have a Material Adverse Effect with respect to OBDC II or OBDC.

(d)

The Adviser has implemented written policies and procedures as required by Rule 206(4)-7 under the Investment Advisers Act (complete and correct copies of which have been made available to each of OBDC II and OBDC) and, during the period prior to the date of this Agreement that the Adviser has been the investment adviser to each of OBDC and OBDC II, the Adviser has been in compliance with such policies and procedures with regard to its management of each of OBDC II and OBDC except where the failures to adopt such policies and procedures or to be in compliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to either OBDC or OBDC II.

(e)

During the period prior to the date of this Agreement that the Adviser has been the investment adviser to each of OBDC and OBDC II, there has been no material adverse change in the operations, affairs or regulatory status of the Adviser to either OBDC or OBDC II.

Section 5.04 Litigation.

As of the date of this Agreement, there are no material Proceedings pending or, to the Adviser’s Knowledge, threatened in writing against the Adviser, other than such Proceedings as would not, individually or in the aggregate, reasonably be expected to prevent the Adviser from timely performing its material obligations under this Agreement or from consummating the Mergers and the other Transactions or have a Material Adverse Effect with respect to OBDC II or OBDC. There is no Order binding upon the Adviser other than such Orders as would not, individually or in the aggregate, reasonably be expected to prevent the Adviser from timely performing its material obligations under this Agreement or from consummating the Mergers and the other Transactions or have a Material Adverse Effect with respect to OBDC II or OBDC.

Section 5.05 Valuation.

(a)

Except as set forth in Section 2.06(b) and as may be mutually agreed by the parties, the value of each investment asset owned by OBDC II that is used in connection with the computations made by the Adviser on behalf of OBDC II pursuant to Section 2.06 will be determined in accordance with the valuation policies and procedures adopted by the valuation designee and approved by the OBDC II Board under Rule 2a-5 under the Investment Company Act and no exceptions to such valuation policies and procedures have been or will be permitted in valuing such assets in connection with the computations pursuant to Section 2.06 for purposes of this Agreement, and the value of all assets owned by OBDC II other than investment assets that are used in connection with the computations made by the Adviser on behalf of OBDC II pursuant to Section 2.06 will be determined in accordance with GAAP.

(b)

Except as may be mutually agreed by the parties, the value of each investment asset owned by OBDC that is used in connection with the computations made by the Adviser on behalf of OBDC pursuant to Section 2.06 will be determined in accordance with the valuation policies and procedures adopted by the valuation designee and approved by the OBDC Board under Rule 2a-5 under the Investment Company Act and no exceptions to such valuation policies and procedures have been or will be permitted in valuing such assets in connection with the computations pursuant to Section 2.06 for purposes of this Agreement, and the value of all assets owned by OBDC other than investment assets that are used in connection with the computations made by the Adviser on behalf of OBDC pursuant to Section 2.06 will be determined in accordance with GAAP.

(c)

The Closing OBDC II Net Asset Value presented by the Adviser to the OBDC II Board will reflect the Adviser’s determination (as valuation designee under Rule 2a-5 of the Investment Company Act) of the fair value of any portfolio securities of OBDC II for which market quotations are not readily available.

(d)

The Closing OBDC Net Asset Value presented by the Adviser to the OBDC Board will reflect the Adviser’s determination (as valuation designee under Rule 2a-5 of the Investment Company Act) of the fair value of any portfolio securities of OBDC for which market quotations are not readily available.

Section 5.06 Adviser Information.

None of the information supplied or to be supplied by the Adviser for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at any time the Registration Statement is amended or supplemented or at the time the Registration Statement becomes effective under the Securities Act, or (ii) the Proxy Statement/Prospectus will, at the date the Proxy Statement/Prospectus or any amendment or supplement is first mailed to stockholders of OBDC II or at the time of the OBDC II Stockholders Meeting, in each case, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, and in the case of the Proxy Statement/Prospectus in light of the circumstances in which they are made, not misleading, except that no representation or warranty is made by the Adviser with respect to information supplied by OBDC II, OBDC or Merger Sub for inclusion or incorporation by reference in the Registration Statement or the Proxy Statement/Prospectus.

Section 5.07 Best Interests and No Dilution.

The Adviser believes that (i) participation in the Mergers is in the best interests of each of OBDC II and OBDC, and (ii) the interests of existing stockholders of OBDC II and OBDC will not be diluted (as provided under Rule 17a-8 of the Investment Company Act) as a result of the Mergers.

Section 5.08 Financial Resources.

The Adviser has the financial resources available to it necessary for the performance of its services and obligations as contemplated in the Registration Statement and the Proxy Statement/Prospectus and under this Agreement.

Section 5.09 OBDC II and OBDC Forbearances.

The forbearances set forth in Section 6.02 are not expected to be overtly and materially onerous on the conduct of OBDC II’s business and OBDC’s business in the ordinary course of business consistent with each of OBDC II’s and OBDC’s investment objectives and policies as publicly disclosed, respectively.

Section 5.10 OBDC II and OBDC Representations and Warranties.

To the Knowledge of the Adviser, as of the date hereof, the representations and warranties made by OBDC II in Article III and the representations and warranties made by OBDC in Article IV are true and correct in all material respects.

Article VI.

COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 6.01 Conduct of Businesses Prior to the Effective Time.

During the period from the date of this Agreement until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 9.01, except (x) as may be required by Law or a Governmental Entity, (y) as required or expressly permitted by this Agreement or (z) with the prior written consent of the other parties hereto (including the consent of the OBDC Special Committee, in the case of OBDC, and the consent of the

OBDC II Special Committee, in the case of OBDC II), which prior written consent shall not be unreasonably delayed, conditioned or withheld, each of OBDC and OBDC II shall, and shall cause each of its respective Consolidated Subsidiaries to, (a) conduct its business in the ordinary course of business, consistent with past practice and consistent with each of OBDC II’s and OBDC’s investment objectives and policies as publicly disclosed, respectively, and (b) use reasonable best efforts to maintain and preserve intact its business organization and existing business relationships.

Section 6.02 Forbearances.

During the period from the date of this Agreement until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 9.01, except as may be required by Law or a Governmental Entity, as required or expressly permitted by this Agreement, as Previously Disclosed or as set forth in Section 6.02 of the OBDC II Disclosure Schedule or Section 6.02 of the OBDC Disclosure Schedule, as applicable, neither OBDC II or OBDC shall, and neither shall permit any of its Consolidated Subsidiaries to, directly or indirectly, without the prior written consent of OBDC II or OBDC, as applicable (and the consent of the OBDC II Special Committee, in the case of OBDC II, and the consent of the OBDC Special Committee, in the case of OBDC), which prior written consent shall not be unreasonably delayed, conditioned or withheld:

(a)

Other than pursuant to such party’s dividend reinvestment plan as in effect as of the date of this Agreement, issue, deliver, sell or grant, or encumber or pledge, or authorize the creation of (i) any shares of its capital stock, (ii) any OBDC II Voting Debt or OBDC Voting Debt, as applicable, or other voting securities or (iii) any securities convertible into or exercisable or exchangeable for, or any other Rights to acquire, any such shares or other securities.

(b)

(i) Make, authorize, declare, pay or set aside any dividend in respect of, or declare or make any distribution on, any shares of its capital stock, except for (A) the authorization, announcement and payment of regular quarterly and supplemental cash distributions consistent with past practices and such party’s investment objectives and policies as publicly disclosed, (B) the authorization and payment of any dividend or distribution necessary for such party to maintain its qualification as a RIC or to avoid the imposition of any income or excise tax, as reasonably determined by such party, (C) dividends payable by any direct or indirect wholly owned Consolidated Subsidiary of such party to such party or another direct or indirect wholly owned Consolidated Subsidiary of such party or (D) with respect to OBDC II, a Tax Dividend; (ii) adjust, split, combine, reclassify or take similar action with respect to any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (iii) purchase, redeem or otherwise acquire, any shares of its capital stock or any rights, warrants or options to acquire, or securities convertible into, such capital stock.

(c)

Sell, transfer, lease, mortgage, encumber or otherwise dispose of any of its assets or properties, except for (i) sales, transfers, leases, mortgages, encumbrances or other dispositions in the ordinary course of business consistent with such party’s investment objectives and policies as publicly disclosed, or (ii) encumbrances required to secure Permitted Indebtedness of such party or any of its Consolidated Subsidiaries.

(d)

Acquire or agree to acquire all or any portion of the assets, business or properties of any other Person, whether by merger, consolidation, purchase or otherwise or make any other investments, except in a transaction conducted in the ordinary course of business consistent with such party’s investment objectives and policies as publicly disclosed.

(e)

Amend the OBDC II Charter or the OBDC II Bylaws (in the case of OBDC II) or the OBDC Charter or the OBDC Bylaws (in the case of OBDC) or any other governing documents or similar governing documents of any of such party’s Consolidated Subsidiaries, other than, with respect to OBDC II, pursuant to the Articles of Amendment.

(f)

Implement or adopt any material change in its Tax or financial accounting principles, practices or methods, other than as required by applicable Law, GAAP, the SEC or applicable regulatory requirements.

(g)	Hire any employees or establish, become a party to or commit to adopt any Employee Benefit Plan.

(h)

Take any action or knowingly fail to take any action that would, or would reasonably be expected to (i) materially delay or materially impede the ability of the parties to consummate the Transactions or (ii) prevent the Mergers from qualifying as a reorganization within the meaning of Section 368(a) of the Code; provided, however, that the foregoing shall not preclude OBDC II from declaring or paying any Tax Dividend on or before the Closing Date.

(i)

Incur any Indebtedness for borrowed money or guarantee any Indebtedness of another Person, except for (i) draw-downs with respect to any Previously Disclosed financing arrangements existing as of the date of this Agreement and obligations to fund commitments to portfolio companies entered into in the ordinary course of business and (ii) Permitted Indebtedness.

(j)

Make or agree to make any new capital expenditure other than obligations to fund commitments to portfolio companies or investments in new portfolio companies, in each case, entered into in the ordinary course of business consistent with such party’s investment objectives and policies as publicly disclosed.

(k)

File or amend any material Tax Return other than in the ordinary course of business consistent with past practice and such party’s investment objectives and policies as publicly disclosed; make, change or revoke any material Tax election; or settle or compromise any material Tax liability or refund.

(l)	Take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to cause such party to fail to qualify or not be subject to taxation as a RIC.

(m)

Enter into any new line of business (it being understood that this prohibition does not apply to any new or existing portfolio companies in which such party or any of its Consolidated Subsidiaries has made or will make a debt or equity investment that is in the ordinary course of business consistent with such party’s investment objectives and policies as publicly disclosed and is, would or should be reflected in such party’s schedule of investments included in its quarterly or annual periodic reports that are filed with the SEC).

(n)

Other than in the ordinary course of business consistent with such party’s investment objectives and policies as publicly disclosed, enter into any Contract that would otherwise constitute an OBDC II Material Contract or OBDC Material Contract, as applicable, had it been entered into prior to the date of this Agreement.

(o)

Other than in the ordinary course of business consistent with such party’s investment objectives and policies as publicly disclosed, terminate, cancel, renew or agree to any material amendment of, change in or waiver under any OBDC II Material Contract or OBDC Material Contract, as applicable.

(p)

Settle any Proceeding against it, except for Proceedings that (i) are settled in the ordinary course of business consistent with past practice and such party’s investment objectives and policies as publicly disclosed, in an amount not in excess of $250,000 in the aggregate (after reduction by any insurance proceeds actually received); (ii) would not impose any material restriction on the conduct of business of it or any of its Consolidated Subsidiaries or, after the Effective Time, OBDC, OBDC II, the Surviving Company or any of their respective Consolidated Subsidiaries and (iii) would not admit liability, guilt or fault.

(q)

Other than in the ordinary course of business consistent with such party’s investment objectives and policies as publicly disclosed, (i) pay, discharge or satisfy any Indebtedness for borrowed money, other than the payment, discharge or satisfaction required pursuant to the terms of outstanding debt of such party or its Consolidated Subsidiaries as in effect as of the date of this Agreement or other Permitted Indebtedness or (ii) cancel any material indebtedness.

(r)

Except as otherwise expressly contemplated by this Agreement, merge or consolidate such party or any of its Consolidated Subsidiaries with any Person or enter into any other similar extraordinary corporate transaction with any Person, or adopt, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of such party or any of its Consolidated Subsidiaries.

(s)	Agree to take, make any commitment to take, or adopt any resolutions of the OBDC II Board or the OBDC Board, as applicable, authorizing, any of the actions prohibited by this Section 6.02.

Article VII.

ADDITIONAL AGREEMENTS

Section 7.01 Further Assurances.

(a)

Subject to the right of OBDC II to take any action that constitutes an OBDC II Adverse Recommendation Change as expressly permitted pursuant to Section 7.07, the parties shall cooperate with each other and use reasonable best efforts to take, or cause to be taken, in good faith, all actions, and to do, or cause to be done, all things necessary, including to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all Permits of all

Governmental Entities and all permits, consents, approvals, confirmations and authorizations of all third parties, in each case, that are necessary or advisable, to consummate the Transactions (including the Mergers) in the most expeditious manner practicable, and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties and Governmental Entities.

In furtherance (but not in limitation) of the foregoing, each of OBDC and OBDC II shall as promptly as practicable file any required applications, notices or other filings under the HSR Act. Subject to applicable Law, OBDC II and OBDC shall have the right to review in advance, and, to the extent practicable, each shall consult the other on all the information relating to OBDC II or OBDC, as the case may be, and any of their respective Consolidated Subsidiaries, that appear in any filing made with, or written materials submitted to, any third-party or any Governmental Entity in connection with the Transactions. In exercising the foregoing right, each of the parties shall act reasonably and as promptly as practicable. The parties shall consult with each other with respect to the obtaining of all Permits, consents, approvals and authorizations of all third parties and Permits of all Governmental Entities necessary or advisable to consummate the Transactions and each party will keep the other reasonably apprised of the status of matters relating to completion of the Transactions. OBDC, on the one hand, and OBDC II, on the other hand, shall each, in connection with the efforts referenced in this Section 7.01(a) to obtain all requisite Permits for the Transactions under the HSR Act, use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry; (ii) keep the other party informed of any communication received by such party from, or given by such party to, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”), or any other Governmental Entity and (iii) subject to applicable Law, permit the other party to review, in advance, any written communication given by it to or received from, and consult with each other in advance of any meeting or conference with, the FTC, the DOJ, or any other Governmental Entity, and to the extent permitted by the FTC, the DOJ, or other applicable Governmental Entity, give the other party the opportunity to attend and participate in such meetings and conferences subject to applicable Law.

(b)

Notwithstanding anything to the contrary herein, nothing in this Agreement shall require either OBDC and its Consolidated Subsidiaries, on the one hand, or OBDC II and its Consolidated Subsidiaries, on the other hand, to make payments or provide other consideration for the repayment, restructuring or amendment of terms of indebtedness in connection with the Transactions (including the Mergers), other than any consent fees set forth in Section 3.03(b) of the OBDC II Disclosure Schedule and Section 4.03(b) of the OBDC Disclosure Schedule.

Section 7.02 Regulatory Matters.

(a)

OBDC and OBDC II shall as promptly as practicable jointly prepare and file with the SEC the Registration Statement. OBDC shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as necessary to consummate the Mergers. OBDC II shall use reasonable best efforts to cause the Proxy Statement/Prospectus to be promptly mailed or delivered to its stockholders upon such effectiveness. OBDC shall also use its reasonable best efforts to obtain all necessary state securities Law or “blue sky” permits and approvals required to carry out the Transactions, if any, and OBDC II shall use reasonable best efforts to furnish all information concerning OBDC II and the holders of OBDC II Common Stock as may be reasonably requested by OBDC in connection with any such action.

(b)

Each of OBDC and OBDC II shall cooperate with the other in the preparation of the Registration Statement and shall furnish to the other all information reasonably requested as may be reasonably necessary or advisable in connection with the Registration Statement or any other filing or application made by or on behalf of OBDC, OBDC II or any of their respective Consolidated Subsidiaries to any Governmental Entity in connection with the Mergers and the other Transactions. Prior to the Effective Time, each party hereto shall promptly notify the other party (i) upon becoming aware of any event or circumstance that is required to be described in an amendment to the Registration Statement or in a supplement to the Proxy Statement/Prospectus and (ii) after the receipt by it of any comments of the SEC with respect to the Proxy Statement/Prospectus or the Registration Statement.

(c)

Subject to applicable Law, each of OBDC and OBDC II shall promptly advise the other upon receiving any communication from any Governmental Entity, the consent or approval of which is required for consummation of the Transactions, that causes such party to believe that there is a reasonable likelihood that any Regulatory Approval will not be obtained or that the receipt of any such approval may be materially delayed or conditioned.

Section 7.03 Stockholder Approval.

(a)

Notwithstanding anything to the contrary in Section 7.07, unless the OBDC II Board has withdrawn the OBDC II Board Recommendation in compliance with Section 7.07, OBDC II shall submit to its stockholders the OBDC II Matters, including the Mergers, on the terms and conditions set forth in this Agreement.

(b)

OBDC II shall take, in accordance with applicable Laws and the OBDC II Charter and the OBDC II Bylaws, all actions necessary to send a notice as promptly as practicable (but in no event later than 10 Business Days) following the date on which the SEC declares effective the Registration Statement, of which the Proxy Statement/Prospectus forms a part, to convene the OBDC II Stockholders Meeting, as promptly as practicable thereafter, to consider and vote upon the proposal to approve the OBDC II Matters, including the Mergers, on the terms and conditions set forth in this Agreement, as well as any other such matters. The record date for the OBDC II Stockholders Meeting shall be determined in prior consultation with and subject to the prior written approval of OBDC (which prior written approval shall not be unreasonably delayed, conditioned or withheld). Unless the OBDC II Board has withdrawn the OBDC II Board Recommendation in compliance with Section 7.07, OBDC II shall use reasonable best efforts to obtain from OBDC II’s stockholders the OBDC II Requisite Vote, including by providing to OBDC II’s stockholders the OBDC II Board Recommendation and including such recommendation in the Proxy Statement/Prospectus and by, at the request of OBDC, postponing or adjourning the OBDC II Stockholders Meeting to obtain a quorum or solicit additional proxies; provided that OBDC II shall not postpone or adjourn the OBDC II Stockholders Meeting for any other reason without the prior written consent of OBDC (which prior written consent shall not be unreasonably delayed, conditioned or withheld). Without limiting the generality of the foregoing but subject to OBDC II’s right to terminate this Agreement pursuant to Section 9.01, OBDC II’s obligations pursuant to this Section 7.03(b) (including its obligation to submit to its stockholders the OBDC II Matters and any other matters required to be approved or adopted by its stockholders in order to carry out the Transactions) shall not be affected by (i) the commencement, public proposal, public disclosure or communication to OBDC II, its Representatives or its stockholders of any Takeover Proposal (including any OBDC II Superior Proposal) or (ii) OBDC II effecting a Takeover Approval or delivering a Notice of an OBDC II Superior Proposal, in each case, unless in connection therewith, the OBDC II Board has withdrawn the OBDC II Board Recommendation in compliance with Section 7.07.

Section 7.04 NYSE Listing.

OBDC shall use reasonable best efforts to cause the shares of OBDC Common Stock to be issued as Merger Consideration under this Agreement to be approved for listing on the NYSE, subject to official notice of issuance, at or prior to the Effective Time.

Section 7.05 Indemnification; Directors’ and Officers’ Insurance.

(a)

Following the Effective Time, OBDC shall, to the fullest extent permitted under applicable Law, indemnify, defend and hold harmless and advance expenses to the present and former directors and officers of OBDC II or any of its Consolidated Subsidiaries (in each case, when acting in such capacity) (each, an “Indemnified Party” and collectively, the “Indemnified Parties”) against all costs or expenses (including reasonable attorneys’ fees actually incurred, reasonable experts’ fees, reasonable travel expenses, court costs, transcript fees and telecommunications, postage and courier charges), judgments, fines, losses, claims, damages, penalties, amounts paid in settlement or other liabilities (collectively, “Indemnified Liabilities”) incurred in connection with any Proceeding arising out of actions or omissions occurring at or prior to the Effective Time (including the Transactions). In the event of any such Indemnified Liabilities, (i) OBDC shall advance to such Indemnified Party, upon request, reimbursement of documented expenses reasonably and actually incurred to the fullest extent permitted under applicable Law provided that the Person to whom expenses are advanced, or someone on his or her behalf, provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification and complies with other applicable provisions imposed under the Investment Company Act and interpretations thereof by the SEC or its staff and (ii) OBDC and the applicable Indemnified Parties shall cooperate in the defense of such matter.

(b)

Unless OBDC and OBDC II shall otherwise agree, the Surviving Company or its successor shall, and OBDC shall cause the Surviving Company or its successor to, (i) ensure OBDC’s existing directors’ and officers’ insurance policies (the “OBDC D&O Insurance”) includes coverage for claims arising from acts of OBDC II’s existing directors and officers at or prior to the Effective Time and (ii) maintain the OBDC D&O Insurance in effect for a period of six years from and after the Effective Time (the “Tail Period”) with coverage and amounts not less than, and terms and conditions that are not materially less advantageous to the insureds as OBDC II’s existing directors and officers liability insurance (the “OBDC II D&O Insurance”) in place as of the date of this Agreement; provided, however, that if during the Tail Period, the OBDC D&O Insurance is terminated or amended such that it no longer includes coverage for claims arising from acts of OBDC II’s existing directors and officers at or prior to the Effective Time, the Surviving Company or its successor shall, and OBDC shall cause the Surviving Company or its successor to obtain and fully pay the premium for a “tail” insurance policy to include coverage for claims arising from acts of OBDC II’s existing directors and officers at or prior to the Effective Time through the remainder of the Tail Period with coverage and amounts not less than the amount set forth on Section 7.05(b) of the OBDC Disclosure Schedule, and terms and conditions that are otherwise not materially less advantageous to the insureds as, provided in the OBDC II D&O Insurance.

(c)

Any Indemnified Party wishing to claim indemnification under Section 7.05(a), upon learning of any Proceeding described above, shall promptly notify OBDC in writing; provided, that the failure to so notify shall not affect the obligations of OBDC under Section 7.05(a) unless OBDC is materially prejudiced as a consequence.

(d)

If OBDC or any of its successors or assigns consolidates with or merges into any other entity and is not the continuing or surviving entity of such consolidation or merger or transfers or otherwise disposes of all or substantially all of its assets to any other entity, then and in each such case, OBDC shall cause proper provision to be made so that the successors and assigns of OBDC shall assume the obligations set forth in this Section 7.05.

(e)

The provisions of this Section 7.05 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by Contract or otherwise.

Section 7.06 No Solicitation.

(a)

Each of OBDC II and OBDC shall, and shall cause its respective Affiliates, Consolidated Subsidiaries, and its and each of their respective officers, directors, trustees, managers, employees, consultants, financial advisors, attorneys, accountants and other advisors, representatives and agents (collectively, “Representatives”) to, immediately cease and cause to be terminated any discussions or negotiations with any parties that may be ongoing with respect to, or that are intended to or could reasonably be expected to lead to, a Takeover Proposal, and demand the immediate return or destruction (which destruction shall be certified in writing to OBDC II or OBDC, as applicable) of all confidential information previously furnished to any Person (other than OBDC II, OBDC or their respective Affiliates or Representatives) with respect to any Takeover Proposal. Prior to the Effective Time, subject to Section 7.07 in the case of OBDC II, each of OBDC II and OBDC shall not, and shall cause its respective Affiliates, Consolidated Subsidiaries and its and their respective Representatives not to: (i) directly or indirectly solicit, initiate, induce, encourage or take any other action (including by providing information) designed to, or which could reasonably be expected to, facilitate any inquiries or the making or submission or implementation of any proposal or offer (including any proposal or offer to its stockholders) with respect to any Takeover Proposal; (ii) approve, publicly endorse or recommend or enter into any agreement, arrangement, discussions or understandings with respect to any Takeover Proposal (including any letter of intent, agreement in principle, memorandum of understanding or confidentiality agreement) or enter into any Contract or understanding (including any letter of intent, agreement in principle, memorandum of understanding or confidentiality agreement) requiring it to abandon, terminate or fail to consummate, or that is intended to or that could reasonably be expected to result in the abandonment of, termination of or failure to consummate, the Merger or any other Transaction; (iii) initiate or participate in any way in any negotiations or discussions regarding, or furnish or disclose to any Person (other than OBDC, OBDC II or their respective Affiliates or Representatives) any information with respect to, or take any other action to facilitate or in furtherance of any inquiries or the making of any proposal that constitutes, or could reasonably be expected to lead to, any Takeover Proposal; (iv) publicly propose or publicly announce an intention to take any of the foregoing actions; or (v) grant any (x) approval pursuant to any Takeover Statute to any Person (other than OBDC, OBDC II or their respective Affiliates)

or with respect to any transaction (other than the Transactions) or (y) waiver or release under any standstill or any similar agreement with respect to equity securities of OBDC II or OBDC, unless failure to grant such waiver or release would be inconsistent with fiduciary standards applicable to the directors of OBDC II or OBDC, as applicable, under applicable Law; provided, however, that notwithstanding the foregoing, each party (A) may inform Persons of the provisions contained in this Section 7.06 and (B) shall be permitted to grant a waiver of or terminate any “standstill” or similar obligation of any third party with respect to equity securities of OBDC or OBDC II, as applicable, in order to allow such third party to confidentially submit a Takeover Proposal.

(b)

Each of OBDC II and OBDC shall as promptly as reasonably practicable (and in any event within twenty-four (24) hours after receipt) (i) notify the other party in writing of any request for information or any Takeover Proposal and the terms and conditions of such request, Takeover Proposal or inquiry (including the identity of the Person (or group of Persons) making such request, Takeover Proposal or inquiry) and (ii) provide to the other party copies of any written materials received by OBDC II or OBDC or their respective Representatives in connection with any of the foregoing, and the identity of the Person (or group of Persons) making any such request, Takeover Proposal or inquiry or with whom any discussions or negotiations are taking place. Each of OBDC II and OBDC agrees that it shall keep the other party informed on a reasonably current basis of the status and the material terms and conditions (including amendments or proposed amendments) of any such request, Takeover Proposal or inquiry and keep the other party informed on a reasonably current basis of any information requested of or provided by OBDC II or OBDC and as to the status of all discussions or negotiations with respect to any such request, Takeover Proposal or inquiry.

Section 7.07 OBDC II Takeover Proposals.

(a)

If on or after the date of this Agreement and at any time prior to the OBDC II Stockholders Meeting: (i) OBDC II receives a bona fide unsolicited Takeover Proposal (under circumstances in which OBDC II has complied in all material respects with the provisions of Sections 7.06(a) and (b)); (ii) the OBDC II Special Committee, shall have determined in good faith, after consultation with its outside legal counsel and, with respect to financial matters, any financial advisor, that (x) failure to consider such Takeover Proposal would be inconsistent with fiduciary standards applicable to the directors of OBDC II under applicable Law and (y) such Takeover Proposal constitutes or is reasonably likely to result in an OBDC II Superior Proposal; and (iii) OBDC II gives OBDC written notice of its intention to engage in negotiations or discussions with the Person making such Takeover Proposal at least two (2) Business Days before engaging in such negotiations or discussions (with such written notice specifying the identity of the Person making such Takeover Proposal, the terms and conditions of such Takeover Proposal and OBDC II’s intention to furnish information to, or participate in discussions or negotiations with, the Person making such Takeover Proposal) then, subject to compliance with this Section 7.07(a), OBDC II may:

(i)

engage in negotiations or discussions with such Person (and only such Person) who has made the unsolicited bona fide Takeover Proposal and provide information in response to a request therefor by such Person who has made such Takeover Proposal if OBDC II (A) receives from such Person an executed confidentiality agreement with customary terms (including a standstill) and (B) provides OBDC a copy of all such information that has not previously been delivered to OBDC simultaneously with delivery to such Person (or such Person’s Representatives or Affiliates); and

(ii)

after fulfilling its obligations under Section 7.07(b) below, adopt, approve or recommend, or publicly propose to adopt, approve or recommend such Takeover Proposal, including entering into an agreement with respect thereto (collectively, a “Takeover Approval”).

If on or after the date of this Agreement and at any time prior to the OBDC II Stockholders Meeting, the OBDC II Special Committee, shall have determined, after consultation with its outside legal counsel, that continued recommendation of the OBDC II Matters to OBDC II’s stockholders would be inconsistent with fiduciary standards applicable to the directors of OBDC II under applicable Law as a result of an OBDC II Superior Proposal, OBDC II may (A) withdraw or qualify (or modify or amend in a manner adverse to OBDC), or publicly propose to withdraw or qualify (or modify or amend in a manner adverse to OBDC), the OBDC II Board Recommendation, and (B) take any action or make any statement, filing or release, in connection with the OBDC II Stockholders Meeting or otherwise, inconsistent with the OBDC II Board Recommendation (any action described in clauses (A) and (B) referred to collectively with any Takeover Approval as an “OBDC II Adverse Recommendation Change”).

(b)

Upon any determination that a Takeover Proposal constitutes an OBDC II Superior Proposal, OBDC II shall promptly provide (and in any event within twenty-four (24) hours of such determination) to OBDC a written notice (a “Notice of an OBDC II Superior Proposal”) (i) advising OBDC that the OBDC II Board has received an OBDC II Superior Proposal, (ii) specifying in reasonable detail the material terms and conditions of such OBDC II Superior Proposal, including the amount per share or other consideration that the stockholders of OBDC II will receive in connection with the OBDC II Superior Proposal and including a copy of all written materials provided to or by OBDC II in connection with such OBDC II Superior Proposal (unless previously provided to OBDC) and (iii) identifying the Person making such OBDC II Superior Proposal. OBDC II shall cooperate and negotiate in good faith with OBDC (to the extent OBDC desires to negotiate) during the five (5) calendar day period following OBDC’s receipt of the Notice of an OBDC II Superior Proposal (it being understood that any amendment to the financial terms or any other material term of such OBDC II Superior Proposal shall require a new notice and a new two (2) calendar day period) to make such adjustments in the terms and conditions of this Agreement as would enable OBDC II to determine that such OBDC II Superior Proposal is no longer an OBDC II Superior Proposal and proceed with an OBDC II Board Recommendation without an OBDC II Adverse Recommendation Change. If thereafter the OBDC II Special Committee, determines, in its reasonable good faith judgment, after consultation with its outside legal counsel and, with respect to financial matters, any financial advisor and after giving effect to any proposed adjustments to the terms of this Agreement, that such OBDC II Superior Proposal remains an OBDC II Superior Proposal or the failure to make such OBDC II Adverse Recommendation Change would be inconsistent with fiduciary standards applicable to the directors of OBDC II under applicable Law, and OBDC II has complied in all material respects with Section 7.07(a) above, OBDC II may terminate this Agreement pursuant to Section 9.01(c)(iv) in order to enter into an agreement related to such OBDC II Superior Proposal.

(c)

Other than as permitted by Section 7.07(a), neither OBDC II nor the OBDC II Board shall make any OBDC II Adverse Recommendation Change. Notwithstanding anything herein to the contrary, no OBDC II Adverse Recommendation Change shall change the approval of the OBDC II Matters or any other approval of the OBDC II Board, including in any respect that would have the effect of causing any Takeover Statute or other similar statute to be applicable to the Transactions.

(d)

OBDC II shall provide OBDC with prompt written notice of any meeting of the OBDC II Board at which the OBDC II Board is reasonably expected to consider any Takeover Proposal (such written notice shall in any event be received by OBDC reasonably in advance of such meeting).

(e)

Other than in connection with an OBDC II Takeover Proposal, nothing in this Agreement shall prohibit or restrict the OBDC II Board from taking any action described in clause (A) of the definition of OBDC II Adverse Recommendation Change in response to an Intervening Event (an “OBDC II Intervening Event Recommendation Change”) if (A) prior to effecting any such OBDC II Intervening Event Recommendation Change, OBDC II promptly notifies OBDC, in writing, at least five (5) Business Days (the “OBDC II Intervening Event Notice Period”) before taking such action of its intent to consider such action (which notice shall not, by itself, constitute an OBDC II Adverse Recommendation Change or an OBDC II Intervening Event Recommendation Change), and which notice shall include a reasonably detailed description of the underlying facts giving rise to, and the reasons for taking, such action, (B) OBDC II shall, and shall cause its Representatives to, during the OBDC II Intervening Event Notice Period, negotiate with OBDC in good faith (to the extent OBDC desires to negotiate) to make such adjustments in the terms and conditions of this Agreement that would not permit the OBDC II Board to make an OBDC II Intervening Event Recommendation Change, and (C) the OBDC II Special Committee, determines, after consulting with outside legal counsel and, with respect to financial matters, any financial advisor, that the failure to effect such an OBDC II Intervening Event Recommendation Change, as applicable, after taking into account any adjustments made by OBDC during the OBDC II Intervening Event Notice Period, would be inconsistent with fiduciary standards applicable to the directors of OBDC II under applicable Law.

(f)

Nothing contained in this Agreement shall be deemed to prohibit OBDC II, the OBDC II Board or the OBDC II Special Committee from (i) complying with its disclosure obligations under applicable U.S. federal or state Law with regard to any Takeover Proposal or (ii) making any disclosure to OBDC II’s stockholders if, after consultation with its outside legal counsel, OBDC II determines that such disclosure would be required under applicable Law; provided, however, that any such disclosures (other than a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act) shall be deemed to be an OBDC II Adverse Recommendation Change unless the OBDC II Board expressly publicly reaffirms the OBDC II Board Recommendation (i) in such communication or (ii) within three (3) Business Days after being requested in writing to do so by OBDC.

Section 7.08 Access to Information.

(a)

Upon reasonable notice, except as may otherwise be restricted by applicable Law, each of OBDC II and OBDC shall, and shall cause each of its Consolidated Subsidiaries to, afford to the directors, officers, accountants, counsel, advisors and other Representatives of the other party, reasonable access, during normal business hours during the period prior to the Effective Time, to its properties, books, Contracts, and records and, during such period, such party shall, and shall cause its Consolidated Subsidiaries to, make available (including via EDGAR) to the other party all other information concerning its business and properties as the other party may reasonably request; provided that the foregoing shall not require OBDC II or OBDC, as applicable, to afford access to or to disclose any information that in such party’s reasonable judgment would violate any confidentiality obligations to which such party is subject to if after using its reasonable best efforts with respect thereto, it was unable to obtain any required consent to provide such access or make such disclosure; provided, further, that either OBDC II or OBDC may restrict access to the extent required by any applicable Law or as may be necessary to preserve attorney-client privilege or any similar privilege or protection under any circumstances in which such privilege or protection may be jeopardized by such disclosure or access.

(b)	No investigation by a party hereto or its representatives shall affect or be deemed to modify the representations and warranties of the other party set forth in this Agreement.

Section 7.09 Publicity.

The initial press release with respect to the Transactions shall be a joint press release reasonably acceptable to each of OBDC and OBDC II. Thereafter, so long as this Agreement is in effect, OBDC and OBDC II each shall consult with the other before issuing or causing the publication of any press release or other public announcement with respect to this Agreement, the Mergers, or the Transactions, except as may be required by applicable Law or the rules and regulations of the NYSE, or to the extent that such press release or other public announcement related to any OBDC II Adverse Recommendation Change is made in accordance with Section 7.07, and, to the extent practicable, before such press release or other public announcement is issued or made, OBDC or OBDC II, as applicable, shall have used commercially reasonable efforts to advise the other party of, and consult with the other party regarding, the text of such press release or other public announcement; provided, that either OBDC or OBDC II may make any public statement in response to specific questions by analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are consistent with previous press releases, public disclosures or public statements made in compliance with this Section 7.09.

Section 7.10 Takeover Statutes and Provisions.

Neither OBDC nor OBDC II will take any action that would cause the Transactions to be subject to requirements imposed by any Takeover Statutes. Each of OBDC and OBDC II shall take all necessary steps within its control to exempt (or ensure the continued exemption of) those Transactions from, or if necessary, challenge the validity or applicability of, any applicable Takeover Statute, as now or hereafter in effect.

Section 7.11 Tax Matters.

(a)

Tax Representation Letters. Prior to the Effective Time (or at such other times as requested by counsel), each of OBDC and OBDC II shall execute and deliver to Eversheds Sutherland (US) LLP tax representation letters (which will be used in connection with the tax opinions contemplated by Section 8.02(f)and Section 8.03(d) in form and substance as set forth in Exhibits A and B. Each of OBDC II and OBDC shall use its reasonable best efforts not to take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which inaction would cause to be untrue) any of the representations and covenants made to tax counsel in furtherance of such tax opinion.

(b)

RIC Status. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement, (i) OBDC II shall not, and shall not permit any of its subsidiaries to, directly or indirectly, without the prior written consent of OBDC take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to cause OBDC II to fail to qualify as a RIC, and (ii) OBDC shall not, and shall not permit any of its subsidiaries to, directly or indirectly, without the prior written consent of OBDC II, take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to cause OBDC to fail to qualify as a RIC.

(c)

Tax Treatment of Mergers. Unless otherwise required by applicable Law or administrative action, (i) each of OBDC II, OBDC and Merger Sub shall use its reasonable best efforts to cause the Merger to qualify as a reorganization governed by Section 368(a) of the Code, including by not taking any action that such party knows is reasonably likely to prevent such qualification; and (ii) each of OBDC II, OBDC and Merger Sub shall report the Mergers for U.S. federal income Tax purposes as a reorganization governed by Section 368(a) of the Code.

(d)	Tax Opinions. OBDC II shall use its best efforts to obtain the tax opinion described in Section 8.03(d) and OBDC shall use its best efforts to obtain the tax opinion described in Section 8.02(e).

Section 7.12 Stockholder Litigation.

The parties to this Agreement shall reasonably cooperate and consult with one another in connection with the defense and settlement of any Proceeding by OBDC II’s stockholders or OBDC’s stockholders against any of them or any of their respective directors, officers or Affiliates with respect to this Agreement or the Transactions. Each of OBDC II and OBDC (i) shall keep the other party reasonably informed of any material developments in connection with any such Proceeding brought by its stockholders and (ii) shall not settle any such Proceeding without the prior written consent of the other party (such consent not to be unreasonably delayed, conditioned or withheld).

Section 7.13 Section 16 Matters.

Prior to the Effective Time, each of the OBDC II Board and the OBDC Board shall take all such steps as may be required to cause any dispositions of OBDC II Common Stock (including derivative securities with respect to OBDC II Common Stock) or acquisitions of OBDC Common Stock (including derivative securities with respect to OBDC Common Stock) resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to OBDC II or will become subject to such reporting requirements with respect to OBDC, in each case, to be exempt pursuant to Rule 16b-3.

Section 7.14 No Other Representations or Warranties.

The parties hereto acknowledge and agree that except for the representations and warranties of OBDC II in Article III, the representations and warranties of OBDC in Article IV and the representations and warranties of the Adviser in Article V, none of the Adviser, OBDC II, OBDC or any of OBDC II’s or OBDC’s respective Consolidated Subsidiaries or any other Person acting on behalf of the foregoing has made or relied on any representation or warranty, express or implied. Except for the representations and warranties of OBDC II in Article III, the representations and warranties of OBDC in Article IV and the representations and warranties of the Adviser in Article V, all other warranties, express or implied, statutory or otherwise, of any nature, including with respect to any express or implied representation or warranty as to the merchantability, quality, quantity, suitability or fitness for any particular purpose of the business or the assets of OBDC II, OBDC and the Adviser are hereby expressly disclaimed by OBDC II, OBDC and the Adviser, as applicable.

Section 7.15 Merger of Surviving Company.

Immediately after the occurrence of the Effective Time and the Terminations, in accordance with the MGCL, the Surviving Company and OBDC shall consummate the Second Merger.

Section 7.16 Coordination of Dividends.

Each of OBDC and OBDC II shall coordinate with each other in designating the record and payment dates for any quarterly dividends or other distributions to its stockholders declared in accordance with this Agreement in any calendar quarter in which the Closing Date might reasonably be expected to occur, and neither OBDC nor OBDC II shall authorize or declare any dividend or other distribution to its stockholders after the Determination Date at any time on or before the Closing Date; provided, however, that the foregoing shall not prohibit either OBDC or OBDC II from authorizing, declaring or paying any dividend or other distribution to its stockholders solely payable in cash in accordance with this Agreement to the extent such dividend or distribution is taken into account in determining the Closing OBDC II Net Asset Value and/or the Closing OBDC Net Asset Value, as applicable. In the event that a dividend or other distribution with respect to the shares of OBDC II Common Stock permitted under the terms of this Agreement has (i) a record date prior to the Effective Time and (ii) has not been paid as of the Effective Time, the holders of shares of OBDC II Common Stock shall be entitled to receive such dividend or other distribution at the time such shares are exchanged pursuant to Article I and Article II. On or prior to the Closing Date, if the aggregate amount of all (a) dividends paid by OBDC II on or prior to the date of this Agreement plus (b) all dividends paid by OBDC II after the date of this Agreement plus (c) all dividends declared but not paid by OBDC II is less than the amount that should be paid as a dividend to distribute to OBDC II’s stockholders the amounts set forth in (i) through (iv) of the definition of “Tax Dividend” or otherwise is necessary for OBDC II to maintain its qualification as a RIC and avoid the imposition of any income or excise tax as reasonably determined by OBDC II, OBDC II shall declare a Tax Dividend. After the Closing, OBDC, on behalf of OBDC II, will distribute any Tax Dividend or any other dividend that was declared, but not paid, by OBDC II for any of its taxable years ended on or prior to the Closing Date and for all federal income tax purposes, to the fullest extent permitted by applicable Law, OBDC and OBDC II shall treat such payments of any Tax Dividend or any other such dividend as a payment of a dividend considered to have been paid by OBDC II in such tax years of OBDC II ended on or prior to the Closing Date pursuant to Sections 855 of the Code. OBDC and OBDC II shall negotiate in good faith to adjust the Exchange Ratio to account for any Tax Dividends or any other such dividend not otherwise reflected in the Closing OBDC II Net Asset Value pursuant to the terms of Section 2.06(a).

Article VIII.

CONDITIONS PRECEDENT

Section 8.01 Conditions to Each Party’s Obligations to Effect the Merger.

The respective obligations of the parties to effect the Merger shall be subject to the satisfaction or, other than with respect to Section 8.01(a), which shall not be waived by any party hereto, waiver, at or prior to the Effective Time, of the following conditions:

(a)	Stockholder Approvals. The OBDC II Matters shall have been approved by the OBDC II Requisite Vote.

(b)	OBDC II Charter. The Articles of Amendment amending the OBDC II Charter shall be filed and accepted for record by the SDAT.

(c)

NYSE Listing. The shares of OBDC Common Stock to be issued under this Agreement in connection with the Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance.

(d)

Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no Proceedings for that purpose shall have been initiated by the SEC. Any necessary state securities or “blue sky” authorizations shall have been received.

(e)

No Injunctions or Restraints; Illegality. No Order issued by any court or agency of competent jurisdiction or other Law preventing, enjoining, restraining or making illegal the consummation of the Mergers or any of the other Transactions shall be in effect.

(f)

Regulatory and Other Approvals. All Regulatory Approvals required by applicable Law to consummate the Transactions, including the Mergers, shall have been obtained and shall remain in full force and effect and all statutory waiting periods required by applicable Law in respect thereof shall have expired (including expiration of the applicable waiting period under the HSR Act). Each of the approvals listed on Section 8.01(f) of the OBDC II Disclosure Schedule and Section 8.01(f) of the OBDC Disclosure Schedule, if any, shall have been obtained and shall remain in full force and effect.

(g)

No Litigation. There shall be no Proceeding by any Governmental Entity of competent jurisdiction pending that challenges the Mergers or any of the other Transactions or that otherwise seeks to prevent, enjoin, restrain or make illegal the consummation of the Mergers or any of the other Transactions.

(h)	Net Asset Value Determinations. The determination of both the Closing OBDC II Net Asset Value and the Closing OBDC Net Asset Value shall have been completed in accordance with Section 2.06.

(i)

Representations and Warranties of the Adviser. The representations and warranties of the Adviser set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), without regard to any Material Adverse Effect or other materiality qualification to such representations and warranties, provided, however, that notwithstanding anything herein to the contrary, the condition set forth in this Section 8.01(i) shall be deemed to have been satisfied even if any such representations and warranties of the Adviser are not so true and correct, without regard to any Material Adverse Effect or other materiality qualification to such representations and warranties, unless the failure of such representations and warranties of the Adviser to be so true and correct, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect with respect to OBDC II or OBDC. OBDC II and OBDC shall have received a certificate signed on behalf of the Adviser by an authorized officer of the Adviser to the effect that the conditions set forth in this Section 8.01(i) have been satisfied.

Section 8.02 Conditions to Obligations of OBDC and Merger Sub to Effect the Merger.

The obligations of OBDC and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by OBDC, at or prior to the Effective Time, of the following conditions:

(a)

Representations and Warranties of OBDC II. (i) The representations and warranties of OBDC II set forth in Section 3.02(a) shall be true and correct in all respects (other than de minimis inaccuracies) as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); (ii) the representations and warranties of OBDC II set forth in Section 3.08(iii) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); (iii) the representations and warranties of OBDC II set forth in Section 3.03(a), Section 3.03(b)(i), Section 3.07, Section 3.20 and Section 3.21 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); and (iv) the representations and warranties of OBDC II set forth in this Agreement (other than those set forth in the foregoing clauses (i), (ii) and (iii)) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), without regard to any Material Adverse Effect or other materiality qualification to such representations and warranties, provided, however, that notwithstanding anything herein to the contrary, the condition set forth in this Section 8.02(a)(iv) shall be deemed to have been satisfied even if any such representations and warranties of OBDC II are not so true and correct, without regard to any Material Adverse Effect or other materiality qualification to such representations and warranties, unless the failure of such representations and warranties of OBDC II to be so true and correct, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect with respect to OBDC II. OBDC shall have received a certificate signed on behalf of OBDC II by the Chief Executive Officer or the Chief Financial Officer of OBDC II to the effect that the conditions set forth in this Section 8.02 have been satisfied.

(b)

Performance of Obligations of OBDC II. OBDC II shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time. OBDC shall have received a certificate signed on behalf of OBDC II by the Chief Executive Officer or the Chief Financial Officer of OBDC II to such effect.

(c)

Absence of OBDC II Material Adverse Effect. Since the date of this Agreement there shall not have occurred any Effect that, individually or in the aggregate, has had or would reasonably be expected to have, a Material Adverse Effect in respect of OBDC II.

(d)

U.S. Federal Tax Opinion. OBDC shall have received the opinion of its counsel, Eversheds Sutherland (US) LLP, in form and substance as set forth in Exhibit C, dated the Closing Date, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion that are consistent with the state of facts existing at the Closing Date, the Mergers will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon customary representations contained in certificates of officers of OBDC II and OBDC, in form and substance as set forth in Exhibits A and B. If counsel for OBDC will not render such an opinion, another counsel reasonably acceptable to OBDC may render such opinion to OBDC in form and substance reasonably satisfactory to OBDC.

(e)	Form W-9. OBDC shall have received from OBDC II a complete, correct, and executed Internal Revenue Service Form W-9.

Section 8.03 Conditions to Obligations of OBDC II to Effect the Merger.

The obligation of OBDC II to effect the Merger is also subject to the satisfaction or waiver by OBDC II, at or prior to the Effective Time, of the following conditions:

(a)

Representations and Warranties of OBDC. (i) The representations and warranties of OBDC set forth in Section 4.02 shall be true and correct in all respects (other than de minimis inaccuracies) as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); (ii) the representations and warranties of OBDC and Merger Sub set forth in Section 4.08 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); (iii) the representations and warranties of OBDC and Merger Sub set forth in Section 4.03(a), Section 4.03(b), Section 4.07 and Section 4.20 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); and (iv) the representations and warranties of OBDC and Merger Sub set forth in this Agreement (other than those set forth in the foregoing clauses (i), (ii) and (iii)) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), without regard to any Material Adverse Effect or other materiality qualification to such representations and warranties, provided, however, that notwithstanding anything herein to the contrary, the condition set forth in this Section 8.03(a)(iv) shall be deemed to have been satisfied even if any such representations and warranties of OBDC and Merger Sub are not so true and correct, without regard to any Material Adverse Effect or other materiality qualification to such representations and warranties, unless the failure of such representations and warranties of OBDC and Merger Sub to be so true and correct, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect with respect to OBDC. OBDC II shall have received a certificate signed on behalf of OBDC by the Chief Executive Officer or the Chief Financial Officer of OBDC and Merger Sub to the effect that the conditions set forth in this Section 8.03 have been satisfied.

(b)

Performance of Obligations of OBDC and Merger Sub. Each of OBDC and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time. OBDC II shall have received a certificate signed on behalf of OBDC and Merger Sub by the Chief Executive Officer or the Chief Financial Officer of OBDC to such effect.

(c)

Absence of OBDC Material Adverse Effect. Since the date of this Agreement there shall not have occurred any Effect that, individually or in the aggregate, has had or would reasonably be expected to have, a Material Adverse Effect in respect of OBDC.

(d)

U.S. Federal Tax Opinion. OBDC II shall have received the opinion of its counsel, Eversheds Sutherland (US) LLP , in form and substance as set forth in Exhibit D, dated the Closing Date, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion that are consistent with the state of facts existing at the Closing Date, the Mergers will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon customary representations contained in certificates of officers of OBDC II and OBDC, in form and substance as set forth in Exhibits A and B. If counsel for OBDC II will not render such an opinion, another counsel reasonably acceptable to OBDC II may render such opinion in form and substance reasonably satisfactory to OBDC II.

Section 8.04 Frustration of Closing Conditions.

None of OBDC, Merger Sub or OBDC II may rely on the failure of any condition set forth in this Article VIII to be satisfied to excuse performance by such party of its obligations under this Agreement if such failure was caused by such party’s failure to act in good faith or to use its commercially reasonable efforts to consummate the Mergers and the other Transactions.

Article IX.

TERMINATION AND AMENDMENT

Section 9.01 Termination.

This Agreement may be terminated at any time prior to the Effective Time, whether before or after the OBDC II Requisite Vote has been obtained:

(a)

by mutual consent of OBDC II and OBDC in a written instrument authorized by each of the OBDC II Board (upon the recommendation of the OBDC II Special Committee), and the OBDC Board (upon the recommendation of the OBDC Special Committee);

(b)	by either OBDC II (upon the recommendation of the OBDC II Special Committee) or OBDC (upon the recommendation of the OBDC Special Committee), if:

(i)

any Governmental Entity that must grant a Regulatory Approval has denied approval of the Transactions (including the Merger) and such denial has become final and nonappealable, or any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable Order, or promulgated any other Law, permanently enjoining or otherwise prohibiting or making illegal the consummation of the Transactions;

(ii)

the Mergers shall not have been consummated on or before November 5, 2026 (the “Termination Date”); provided that the right to terminate this Agreement pursuant to this Section 9.01(b)(ii) shall not be available to any party whose failure to fulfill in any material respect any of its obligations under this Agreement has been the cause of, or resulted in, the event giving rise to the failure to close prior to the Termination Date; or

(iii)

the stockholders of OBDC II shall have failed to approve the OBDC II Matters by the OBDC II Requisite Vote at a duly held meeting of OBDC II’s stockholders or at any adjournment or postponement thereof at which the OBDC II Matters have been voted upon;

provided, however, that the right to terminate this Agreement pursuant to this Section 9.01(b) shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that has been the principal cause of or resulted in the failure to consummate the Transactions;

(c)	by OBDC II (acting upon the recommendation of the OBDC II Special Committee), if:

(i)

there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of OBDC or Merger Sub, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 8.03(a), Section 8.03(b) or Section 8.03(c), and such breach is not curable prior to the Termination Date or if curable prior to the Termination Date, has not been cured within 30 days after the giving of notice thereof by OBDC II to OBDC (provided that OBDC II is not then in material breach of this Agreement so as to cause any of the conditions set forth in Section 8.01, Section 8.02(a), Section 8.02(b) or Section 8.02(c) not to be satisfied);

(ii)	OBDC breaches, in any material respect, its obligations under Section 7.06;

(iii)

at any time prior to obtaining the OBDC II Requisite Vote, (A) OBDC II is not in material breach of any of the terms of this Agreement and (B) the OBDC II Board, upon the recommendation of the OBDC II Special Committee, authorizes OBDC II, subject to complying with the terms of this Agreement (including Section 7.07(b)), to enter into, and OBDC II enters into, a definitive Contract with respect to an OBDC II Superior Proposal; or

(iv)	there is a Material Adverse Effect with respect to OBDC.

(d)	by OBDC (acting upon the recommendation of the OBDC Special Committee), if:

(i)

there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of OBDC II, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 8.02(a), Section 8.02(b) or Section 8.02(c), and such breach is not curable prior to the Termination Date or if curable prior to the Termination Date, has not been cured within 30 days after the giving of notice thereof by OBDC to OBDC II (provided that OBDC is not then in material breach of this Agreement so as to cause any of the conditions set forth in Section 8.01, Section 8.03(a), Section 8.03(b) or Section 8.03(c) not to be satisfied);

(ii)

at any time prior to obtaining the OBDC II Requisite Vote (A) an OBDC II Adverse Recommendation Change and/or Takeover Approval shall have occurred, (B) OBDC II shall have failed to include in the Proxy Statement/Prospectus the OBDC II Board Recommendation, (C) a Takeover Proposal is publicly announced and OBDC II fails to issue, within ten (10) Business Days after such Takeover Proposal is announced, a press release that reaffirms the OBDC II Board Recommendation or (D) a tender or exchange offer relating to any shares of OBDC II Common Stock shall have been commenced by a third party and OBDC II shall not have sent to its stockholders, within ten (10) Business Days after the commencement of such tender or exchange offer, a statement disclosing that the OBDC II Board recommends rejection of such tender or exchange offer;

(iii)	OBDC II breaches, in any material respect, its obligations under Section 7.06 or 7.07; or

(iv)	there is a Material Adverse Effect with respect to OBDC II.

The party desiring to terminate this Agreement pursuant to Section 9.01 shall give written notice of such termination to the other party in accordance with Section 11.02, specifying the provision or provisions hereof pursuant to which such termination is effected.

Section 9.02 Effect of Termination.

In the event of termination of this Agreement by either OBDC II or OBDC as provided in Section 9.01, this Agreement shall forthwith become void and have no effect, and none of OBDC, Merger Sub, OBDC II, any of their respective Affiliates or Consolidated Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever under this Agreement, or in connection with the Transactions, except that Section 7.08(b), Article IX and Article XI (including, in each case, any applicable definitions) shall survive any termination of this Agreement; provided, however, that nothing herein shall relieve any party from any liabilities for damages incurred or suffered by another party arising out of the willful or intentional breach by such party of any provision of this Agreement or a failure or refusal by such party to consummate this Agreement and the Transactions when such party was obligated to do so in accordance with the terms hereof.

Section 9.03 Fees and Expenses.

Except with respect to (i) fees paid to the SEC or any states securities regulator in connection with the Mergers, (ii) all filing and other fees in connection with any filing under the HSR Act and (iii) fees and expenses for legal services to OBDC II, OBDC and Merger Sub in connection with this Agreement and the Transactions, which, in each case, shall be borne equally by OBDC and OBDC II, all fees and expenses incurred in connection with the Mergers, this Agreement and the Transactions shall be paid by the party incurring such fees or expenses, whether or not the Mergers are consummated provided that, for the avoidance of doubt, all fees and expenses of Merger Sub shall be paid by OBDC. Solely in the event the Mergers are consummated, the Adviser shall reimburse each of OBDC and OBDC II for 50% of all fees and expenses incurred and payable by OBDC II or on its behalf, on the one hand, or OBDC or on its behalf, on the other hand, in connection with or related to the Mergers, this Agreement and the Transactions (including all documented fees and expenses of counsel, accountants, experts and consultants to OBDC II or the OBDC II Special Committee, on the one hand, or OBDC or the OBDC Special Committee, on the other hand) with the amount reimbursed by the Adviser to be allocated among OBDC and OBDC II in a mutually agreeable manner; provided, however, that the aggregated amount of such fees and expenses reimbursed by the Adviser shall not exceed $3,000,000.

Section 9.04 Amendment.

This Agreement may be amended by the parties, by action taken or authorized by their respective Boards of Directors, at any time before or after the OBDC II Requisite Vote has been obtained; provided, however, that after the OBDC II Requisite Vote, there may not be, without further approval of such stockholders, any amendment of this Agreement that requires such further approval under applicable Law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties (acting upon the recommendation of the OBDC II Special Committee, in the case of OBDC II, or the OBDC Special Committee, in the case of OBDC).

Section 9.05 Extension; Waiver.

At any time prior to the Effective Time, each party, by action taken or authorized by the OBDC II Board, upon the recommendation of the OBDC II Special Committee, or the OBDC Board, upon the recommendation of the OBDC Special Committee, as applicable, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or (c) waive compliance by the other parties with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other non-compliance.

Article X.

CERTAIN DEFINITIONS

“Affiliate” of a Person means any other Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with the first Person (it being understood that no portfolio company in which any Person has, directly or indirectly, made a debt or equity investment that is, would or should be reflected in the schedule of investments included in the quarterly or annual reports of such Person that are filed with the SEC shall be an Affiliate of such Person). The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” has a meaning correlative thereto.

“Articles of Amendment” means the articles of amendment to OBDC II’s Charter substantially in the form attached hereto as Exhibit E.

“Business Day” means any day other than a Saturday or Sunday or a day on which banks are required or authorized to close in the City of New York.

“Consolidated Subsidiary”, when used with respect to any Person, means any corporation, partnership, limited liability company or other Person, whether incorporated or unincorporated, that is consolidated with such Person for financial reporting purposes under GAAP.

“Contract” means any agreement, contract, lease, mortgage, evidence of indebtedness, indenture, license or instrument, whether oral or written, and shall include each amendment, supplement and modification to the foregoing, to which a Person or any of its Consolidated Subsidiaries is a party or by which any of them may be bound.

“EDGAR” means the SEC’s Electronic Data Gathering Analysis and Retrieval System.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder.

“Exchange Ratio” shall be calculated as follows:

(i)

if the quotient of the OBDC Common Stock Price and the OBDC Per Share NAV is less than or equal to 100%, then the Exchange Ratio shall be the quotient (rounded to the fourth nearest decimal) of the OBDC II Per Share NAV and the OBDC Per Share NAV; or

(ii)

if the quotient of the OBDC Common Stock Price and the OBDC Per Share NAV is greater than 100%, the Exchange Ratio shall be the quotient (rounded to the fourth nearest decimal) of the OBDC II Per Share NAV and the OBDC Common Stock Price.

“Governmental Entity” means any federal, state, local, or foreign government or other governmental body, any agency, commission or authority thereof, any regulatory or administrative authority, any quasi-governmental body, any self-regulatory agency, any court, tribunal, or judicial body, or any political subdivision, department or branch of any of the foregoing.

“Indebtedness” shall mean (a) any indebtedness or other obligation for borrowed money, (b) any indebtedness evidenced by a note, bond, debenture or similar instrument, (c) any liabilities or obligations with respect to interest rate swaps, collars, caps and similar hedging obligations, (d) any capitalized lease obligations, (e) any direct or contingent obligations under letters of credit, bankers’ acceptances, bank guarantees, surety bonds and similar instruments, each to the extent drawn upon and unpaid, (f) any obligation to pay the deferred purchase price of property or services (other than trade accounts payable in the ordinary course of business) and (g) guarantees in respect of clauses (a) through (f), in each case excluding obligations to fund commitments to portfolio companies entered into in the ordinary course of business.

“Independent Director” means, with respect to OBDC or OBDC II, each director who is not an “interested person,” as defined in the Investment Company Act, of OBDC or OBDC II, as the case may be.

“Intervening Event” means with respect to any party any event, change or development first occurring or arising after the date hereof that is material to, as applicable, OBDC and its Consolidated Subsidiaries, taken as a whole, or OBDC II and its Consolidated Subsidiaries, taken as whole, that was not known to, or reasonably foreseeable by, any member of the party’s board of directors, as of or prior to the date hereof and did not result from or arise out of the announcement or pendency of, or any actions required to be taken by such party (or to be refrained from being taken by such party) pursuant to, this Agreement; provided, however, that in no event shall the following events, circumstances, or changes in circumstances constitute an Intervening Event: (a) the receipt, existence, or terms of a Takeover Proposal or any matter relating thereto or consequence thereof or any inquiry, proposal, offer, or transaction from any third party relating to or in connection with a transaction of the nature described in the definition of “Takeover Proposal” (which, for the purposes of the Intervening Event definition, shall be read without reference to the percentage thresholds set forth in the definition thereof); (b) any change in the price, or change in trading volume, of the OBDC Common Stock; (c) changes in general economic, social or political conditions or the financial markets in general, including the commencement or escalation of a war, armed hostilities or other material international or national calamity or acts of terrorism or earthquakes, hurricanes, other natural disasters or acts of God or pandemics (including the impact on economies generally and the results of any actions taken by Governmental Entities in response thereto); and (d) general changes or developments in the industries in which the applicable party and its Consolidated Subsidiaries operate, including general changes in Law after the date hereof across such industries; provided, however, that (A) the exceptions in clause (b) shall not apply to the underlying causes giving rise to or contributing to such change or prevent any of such underlying causes from being taken into account in determining whether an Intervening Event has occurred unless such underlying causes are otherwise excluded from the definition of Intervening Event and (B) the exceptions in clause (d) shall not apply to the extent such changes or developments referred to therein have a materially disproportionate adverse impact on such party and its Consolidated Subsidiaries, taken as a whole, relative to other participants of similar sizes engaged in the industries in which such party conducts its businesses.

“Investment Advisers Act” means the Investment Advisers Act of 1940, as amended, and the rules promulgated thereunder.

“Investment Company Act” means the Investment Company Act of 1940, as amended, and the rules promulgated thereunder.

“Knowledge” means (i) for OBDC II, the actual knowledge of the persons set forth in Section 9 of the OBDC II Disclosure Schedule, (ii) for OBDC, the actual knowledge of the persons set forth in Section 9 of the OBDC Disclosure Schedule and (iii) for the Adviser, the actual knowledge of the persons set forth in Section 9 of the Adviser Disclosure Schedule.

“Law” means any federal, state, local or foreign law (including the common law), statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction or any Permit or similar right granted by any Governmental Entity.

“Liens” means all security interests, liens, claims, pledges, easements, mortgages, rights of first offer or refusal or other encumbrances.

“Material Adverse Effect” means, with respect to OBDC, OBDC II or the Adviser, as the case may be, any event, development, change, effect or occurrence (each, an “Effect”) that is, or would reasonably be expected to be, individually or in the aggregate, materially adverse to (i) the business, operations, condition (financial or otherwise) or results of operations of such party and its Consolidated Subsidiaries, taken as a whole, other than (A) any Effect resulting from or attributable to (1) changes in general economic, social or political conditions or the financial markets in general, including the commencement or escalation of a war, armed hostilities or other material international or national calamity or acts of terrorism or earthquakes, hurricanes, other natural disasters or acts of God or pandemics (including the impact on economies generally and the results of any actions taken by Governmental Entities in response thereto), (2) general changes or developments in the industries in which such party and its Consolidated Subsidiaries operate, including general changes in Law after the date hereof across such industries, except, in the case of the foregoing clauses (1) and (2), to the extent such changes or developments referred to therein have a materially disproportionate adverse impact on such party and its Consolidated Subsidiaries, taken as a whole, relative to other participants of similar sizes engaged in the industries in which such party conducts its businesses or (3) the announcement of this Agreement or the Transactions or the identities of the parties to this Agreement or (B) any failure, in and of itself, to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period, as the case may be, or, in the case of OBDC, any decline in the price of shares of OBDC Common Stock on the NYSE or trading volume of OBDC Common Stock (provided that the underlying causes of such failure or decline shall be considered in determining whether there is a Material Adverse Effect unless such underlying causes are excluded from the definition of Material Adverse Effect) or (ii) the ability of such party to timely perform its material obligations under this Agreement or consummate the Mergers and the other Transactions.

“OBDC Advisory Agreement” means the investment advisory agreement between OBDC and the Adviser in effect as of the date of this Agreement.

“OBDC Common Stock Price” means the closing price per share of OBDC Common Stock on the NYSE on either the Determination Date or, if the NYSE is closed, the most recent trading day.

“OBDC Matters” means (i) the proposed issuance of OBDC Common Stock in connection with the Merger, and (ii) any other matters required to be approved or adopted by the OBDC Board in order to effect the Transactions.

“OBDC Per Share NAV” means the quotient of (i) the Closing OBDC Net Asset Value divided by (ii) the number of shares of OBDC Common Stock issued and outstanding as of the Determination Date.

“OBDC II Administration Agreement” means the administration agreement between OBDC II and the Adviser in effect as of the date of this Agreement.

“OBDC II Advisory Agreement” means the investment advisory agreement between OBDC II and the Adviser in effect as of the date of this Agreement.

“OBDC II License Agreement” means the trademark license agreement between OBDC II and Blue Owl Capital Holdings LLC in effect as of the date of this Agreement.

“OBDC II Matters” means (i) the Merger pursuant to this Agreement, (ii) the proposed Articles of Amendment, and (iii) any other matters required to be approved or adopted by the stockholders of OBDC II in order to effect the Transactions.

“OBDC II Per Share NAV” means the quotient of (i) the Closing OBDC II Net Asset Value and (ii) the number of shares of OBDC II Common Stock issued and outstanding as of the Determination Date.

“OBDC II Superior Proposal” means a bona fide written Takeover Proposal that was not knowingly solicited by, or the result of any knowing solicitation by, OBDC II or any of its Consolidated Subsidiaries or by any of their respective Affiliates or Representatives in violation of this Agreement, made by a third party that would result in such third party becoming the beneficial owner, directly or indirectly, of more than 75% of the total voting power of OBDC II or more than 75% of the assets of OBDC II on a consolidated basis (a) on terms which the OBDC II Board

(upon the recommendation of the OBDC II Special Committee), determines in good faith to be superior for the stockholders of OBDC II (in their capacity as stockholders), taken as a group, from a financial point of view as compared to the Merger (after giving effect to any alternative proposed by OBDC in accordance with Section 7.07), (b) that is reasonably likely to be consummated (taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal, including any conditions, and the identity of the offeror) in a timely manner and in accordance with its terms and (c) in respect of which any required financing has been determined in good faith by the OBDC II Board (upon the recommendation of the OBDC II Special Committee) to be reasonably likely to be obtained, as evidenced by a written commitment of a reputable financing source.

“Order” means any writ, injunction, judgment, order or decree entered, issued, made or rendered by any Governmental Entity.

“Permit” means any license, permit, variance, exemption, approval, qualification, or Order of any Governmental Entity.

“Permitted Indebtedness” means Indebtedness of OBDC or OBDC II, as applicable, and is respective Consolidated Subsidiaries (i) outstanding as of the date of this Agreement or (ii) Indebtedness incurred after the date of this Agreement to the extent permitted by the Investment Company Act that is substantially consistent with the past practices of OBDC or OBDC II, as applicable.

“Person” means an individual, a (general or limited) partnership, a corporation, a limited liability company, an association, a trust, a joint venture, a Governmental Entity or other legal entity or organization.

“Previously Disclosed” means information (i) with respect to OBDC II, (A) set forth by OBDC II in Section 10 of the OBDC II Disclosure Schedule or (B) previously disclosed since the Applicable Date in any OBDC II SEC Report, and (ii) with respect to OBDC, (A) set forth by OBDC in Section 10 of the OBDC Disclosure Schedule or (B) previously disclosed since the Applicable Date in any OBDC SEC Report; provided, however, that any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly predictive or forward-looking in nature in any OBDC II SEC Report or OBDC SEC Report, as the case may be (in each case, other than any specific factual information contained therein), shall not be deemed to be “Previously Disclosed.”

“Proceeding” means an action, suit, arbitration, investigation, examination, litigation, lawsuit or other proceeding, whether civil, criminal or administrative.

“Regulatory Approvals” means all applications and notices with, and receipt of consents, authorizations, approvals, exemptions or nonobjections from any Governmental Entity.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules promulgated thereunder.

“Takeover Proposal” means any inquiry, proposal, discussions, negotiations or offer from any Person or group of Persons (other than OBDC or OBDC II or any of their respective Affiliates) (a) with respect to a merger, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction involving OBDC II or its Consolidated Subsidiaries, or (b) relating to any direct or indirect acquisition, in one transaction or a series of transactions, of (i) assets or businesses (including any mortgage, pledge or similar disposition thereof but excluding any bona fide financing transaction) that constitute or represent, or would constitute or represent if such transaction is consummated, 25% or more of the total assets, net revenue or net income of OBDC II and its Consolidated Subsidiaries, taken as a whole, or (ii) 25% or more of the outstanding shares of capital stock of, or other equity or voting interests in, OBDC II or in any of OBDC II’s Consolidated Subsidiaries in each case other than the Merger and the other Transactions.

“Tax” means all U.S. federal, state, local, and non-U.S. income, excise, gross receipts, gross income, profits, gains, property, capital, sales, transfer, use, production, ad valorem, registration, license, lease, service, payroll, employment, unemployment, estimated, environmental, stamp, alternative or add-on minimum, occupation, premium, severance, withholding, duties, franchise, value added and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon.

“Tax Dividend” means a dividend or dividends, with respect to any applicable tax year, which is deductible pursuant to the dividends paid deduction under Section 561 of the Code, and shall have the effect of distributing to OBDC II’s stockholders (i) all of its previously undistributed “investment company taxable income” (if any) within the meaning of Section 852(b) of the Code (determined without regard to Section 852(b)(2)(D) of the Code), (ii) any prior year shortfall as determined under Section 4982(b)(2) of the Code, (iii) amounts constituting the excess of (A) the amount specified in Section 852(a)(1)(B)(i) of the Code over (B) the amount specified in Section 852(a)(1)(B)(ii) of the Code, and (iv) net capital gain (within the meaning of Section 1222(11) of the Code), if any, in each case recognized either in the applicable tax year or any prior tax year.

“Tax Return” means a report, declaration, return, document, list, claim for refund, information return, statement, form or other document (including any schedules, attachments or amendments thereto) required to be supplied to a Governmental Entity with respect to Taxes including, where permitted or required, consolidated, combined or unitary returns for any group of entities.

“Trading Day” shall mean a day on which shares of OBDC Common Stock are traded on NYSE.

“Transactions” means the transactions contemplated by this Agreement, including the Mergers.

“Treasury Regulations” means all final and temporary U.S. federal income tax regulations, as amended from time to time, issued under the Code by the United States Treasury Department.

Article XI.

GENERAL PROVISIONS

Section 11.01 Nonsurvival of Representations, Warranties and Agreements.

None of the representations, warranties, covenants and agreements set forth in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for and subject to Section 7.05 and Section 9.02 and for those other covenants and agreements contained in this Agreement that by their express terms apply or are to be performed in whole or in part after the Effective Time.

Section 11.02 Notices.

All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via email (provided that the transmission is followed up within one (1) Business Day by dispatch pursuant to one of the other methods described herein), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to OBDC II to:

Blue Owl Capital Corporation II

399 Park Avenue

New York, New York 10022

Attention: Jonathan Lamm, Chief Operating Officer and Chief Financial Officer; Neena Reddy, General Counsel

Email: jonathan.lamm@blueowl.com; legal@blueowl.com

with a copy, which will not constitute notice, to:

Stradley Ronon Stevens & Young, LLP

2000 K Street, N.W., Suite 700

Washington, DC 20006

Attention: Eric Puple; Nicole Simon

Email: epurple@stradley.com; nsimon@stradley.com

If to OBDC or Merger Sub, to:

Blue Owl Capital Corporation

399 Park Avenue

New York, New York 10022

Attention: Jonathan Lamm, Chief Operating Officer and Chief Financial Officer; Neena Reddy, General Counsel

Email: jonathan.lamm@blueowl.com; legal@blueowl.com

with a copy, which will not constitute notice, to:

Eversheds Sutherland (US) LLP

700 Sixth Street, N.W.

Washington, DC 20001

Attention: Cynthia Krus; Kristin Burns; Dwaune Dupree

Email: Cynthia.krus@eversheds-sutherland.com; Kristin.burns@eversheds-sutherland.com;

Dwaune.dupree@eversheds-sutherland.com

If to the Adviser, to:

Blue Owl Credit Advisors LLC

399 Park Avenue

New York, New York 10022

Attention: Neena Reddy, General Counsel

Email: legal@blueowl.com

with a copy, which will not constitute notice, to:

Kirkland & Ellis LLP

2049 Century Park East, Suite 3700

Los Angeles, CA 90067

Attention: Monica Shilling, P.C.; Peter Liskanich

Email: monica.shilling@kirkland.com; peter.liskanich@kirkland.com

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attn: Nicole Runyan, P.C.

Email: nicole.runyan@kirkland.com

Each such notice or other communication shall be effective upon receipt (or refusal of receipt).

Section 11.03 Interpretation; Construction.

When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The terms “cash,” “dollars” and “$” mean United States dollars. All schedules and exhibits hereto shall be deemed part of this Agreement and included in any reference to this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. If any term, provision, covenant or restriction contained in this Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that any term, provision, covenant or restriction is invalid, void or unenforceable, it is the express intention of the parties that such term, provision, covenant or restriction be enforced to the maximum extent permitted. The parties have jointly participated in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

Section 11.04 Counterparts.

This Agreement may be executed in two or more counterparts (including by facsimile or other electronic means), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties (including by facsimile or other electronic means), it being understood that each party need not sign the same counterpart.

Section 11.05 Entire Agreement.

This Agreement (including the documents and the instruments referred to in this Agreement) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement.

Section 11.06 Governing Law; Jurisdiction; Waiver of Jury Trial.

This Agreement shall be governed and construed in accordance with the Laws of the State of Maryland applicable to contracts made and performed entirely within such state, without regard to any applicable conflicts of law principles that would cause the application of the Laws of another jurisdiction, except to the extent governed by the Investment Company Act, in which case the Investment Company Act shall control. The parties hereto agree that any Proceeding brought by any party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the Transactions shall be brought in the Circuit Court for Baltimore City, Maryland, or if jurisdiction over the matter is vested exclusively in federal courts, the United States District Court for the District of Maryland, and the appellate courts to which orders and judgments therefore may be appealed (collectively, the “Acceptable Courts”). In any such judicial proceeding, in the Circuit Court for Baltimore City, Maryland, each of the parties further consents to the assignment of such proceeding to the Business and Technology Case Management Program pursuant to Maryland Rule 16-205 (or any successor thereof). Each of the parties hereto submits to the jurisdiction of any Acceptable Court in any Proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the Transactions and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such Proceeding. Each party hereto irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any Proceeding in any such Acceptable Court or that any such Proceeding brought in any such Acceptable Court has been brought in an inconvenient forum. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY. Each party hereto (a) certifies that no representative of any other party has represented, expressly or otherwise, that such other party would not, in the event of any action, suit or proceeding, seek to enforce the foregoing waiver, (b) certifies that it makes this waiver voluntarily and (c) acknowledges that it and the other parties hereto have been induced to enter into this Agreement, by, among other things, the mutual waiver and certifications in this Section 11.06.

Section 11.07 Assignment; Third Party Beneficiaries.

Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other parties. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by each of the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 7.05, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to and does not confer upon any Person other than the parties hereto any rights or remedies under this Agreement.

Section 11.08 Specific Performance.

The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any federal or state court located in the State of Maryland, without proof of actual damages (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which such party is entitled at law or in equity. Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other party hereto has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.

Section 11.09 Disclosure Schedule.

Before entry into this Agreement, OBDC, OBDC II, and the Adviser each delivered to the other party a schedule (the “OBDC Disclosure Schedule”, the “OBDC II Disclosure Schedule”, and the “Adviser Disclosure Schedule” respectively, each, a “Disclosure Schedule”) that sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Article III, Article IV or Article V, as applicable, or to one or more covenants contained herein; provided, however, that notwithstanding anything in this Agreement to the contrary, the mere inclusion of an item as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would be reasonably likely to have a Material Adverse Effect. Each Disclosure Schedule shall be numbered to correspond with the sections and subsections contained in this Agreement. The disclosure in any section or subsection of each Disclosure Schedule, shall qualify only (i) the corresponding section or subsection, as the case may be, of this Agreement, (ii) other sections or subsections of this Agreement to the extent specifically cross-referenced in such section or subsection thereof, and (iii) other sections or subsections of this Agreement to the extent it is reasonably apparent from a reading of the disclosure that such disclosure is applicable to such other sections or subsections.

[Signature Page Follows]

IN WITNESS WHEREOF, OBDC II, OBDC, Merger Sub and the Adviser have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

OBDC II

Blue Owl Capital Corporation II

By:	/s/ Jonathan Lamm
Name: Jonathan Lamm
Title:	Chief Financial Officer and Chief Operating Officer

OBDC

Blue Owl Capital Corporation

By:	/s/ Jonathan Lamm
Name:	Jonathan Lamm
Title:	Chief Financial Officer

Merger Sub

Cowboy Merger Sub Inc.

By:	/s/ Jonathan Lamm
Name: Jonathan Lamm
Title:	Treasurer

Adviser

Blue Owl Credit Advisors LLC
(solely for the limited purposes set forth herein)

By:	/s/ Neena Reddy
Name: Neena Reddy
Title:	General Counsel and Chief Legal Officer

Exhibit 99.1

Blue Owl Capital Corporation and Blue Owl Capital Corporation II Announce Merger Agreement

Merger of two high-quality, diversified portfolios with substantial investment overlap that enhances scale

Will strengthen OBDC’s position as the second largest publicly traded BDC by total assets1

NEW YORK – November 5, 2025 – Blue Owl Capital Corporation (NYSE: OBDC) (“OBDC”) and Blue Owl Capital Corporation II (“OBDC II”) announced today that they have entered into a definitive merger agreement, with OBDC as the surviving company, subject to certain shareholder approvals of OBDC II and other customary closing conditions. Following the recommendation of each of their special committees, the boards of directors of both OBDC and OBDC II have unanimously approved the transaction.

“This merger further simplifies Blue Owl’s BDC complex and creates an even stronger OBDC with added scale and cost efficiencies,” said Craig W. Packer, Chief Executive Officer of OBDC. “By leveraging the depth and capabilities of the Blue Owl platform, we believe this transaction will further enhance our portfolio and ability to continue to generate attractive, risk-adjusted returns for our shareholders.”

Key Transaction Highlights

•

Reinforces Position as the Second Largest Publicly Traded BDC with Strong Combined Portfolio Metrics – OBDC’s investment portfolio, on a pro forma basis, is expected to increase by $1.7 billion of investments at fair value to approximately $18.9 billion across 239 portfolio companies. OBDC’s share of senior secured investments and strong credit characteristics are expected to be maintained with 80% senior secured investments and 1.3% of pro forma investments at fair value on non-accrual.

•

Acquisition of a Known, High-Quality Diversified Portfolio of Assets – OBDC and OBDC II employ a similar investment strategy, and Blue Owl Credit Advisors LLC (the “Adviser”) has been allocating substantially the same investments to both funds since OBDC II’s inception. As a result, approximately 98% of the investments in OBDC II overlap with those of OBDC.

•

Enhances Shareholder Liquidity and Potential for Broader Investor Participation – The proposed merger enhances liquidity for shareholders of the combined company and may improve the ability to attract a broader, more diverse investor base.

•

Generates Immediate Cost Synergies – The proposed merger is expected to generate approximately $5 million of operational cost savings in the first year. Greater scale and structural simplification could also improve the cost of debt and could allow for more favorable financing terms over time.

•

Potential for Net Investment Income (“NII”) Accretion Over Time – Shareholders of the combined company should benefit from the elimination of duplicative expenses, a lower cost of financing and improved portfolio level asset yields. Additionally, the proposed merger increases capacity for additional investment opportunities, which may incrementally enhance returns.

Exchange Ratio

Under the terms of the proposed merger, shareholders of OBDC II will receive newly issued whole shares of OBDC for each share of OBDC II based on the exchange ratio determined prior to closing. No fractional shares will be issued as a result of the merger. In lieu of issuing fractional shares, OBDC will directly pay an amount in cash equal to the amount calculated as a result of the exchange ratio to each OBDC II stockholder who would otherwise have been entitled to a fraction of a share. The exchange ratio will be calculated based upon (i) the NAV per share of OBDC and OBDC II, each determined before merger close and (ii) the market price of OBDC common stock (“OBDC Price”) before merger close. Formulaically, the exchange ratio will be determined as follows.

[1]	Based on latest publicly available filings as of October 31, 2025. Combined company assets are as of September 30, 2025.

Figures are as of the quarter ended September 30, 2025 and at fair value unless otherwise noted.

Scenario	OBDC Price / OBDC NAV per share	Exchange Ratio
1	≤ 100%	OBDC II NAV per share / OBDC NAV per share
2	> 100%	OBDC II NAV per share / OBDC Price per share

Additional Transaction Details

In connection with and in support of the transaction, 50% of fees and expenses associated with the merger will be reimbursed by the Adviser up to a cap of $3 million, if the merger is consummated.

OBDC and OBDC II do not anticipate any interruptions to the payment of ordinary course dividends to respective shareholders between announcement and close of the merger.

Additionally, OBDC II does not anticipate conducting additional tender offers prior to the merger.

On November 4, 2025, OBDC’s board of directors approved a new repurchase program under which OBDC may repurchase up to $200 million of OBDC’s common stock (the “New Repurchase Program”). Under the New Repurchase Program, purchases may be made at management’s discretion from time to time in open-market transactions, in accordance with all applicable securities laws and regulations. The New Repurchase Program is expected to be in effect for 18-months or until the aggregate repurchase amount that has been approved by OBDC’s board has been expended. The New Repurchase Program does not require OBDC to repurchase any specific number of shares. OBDC previously entered into a $150 million repurchase program, approved by the Board on May 6, 2024 that terminates on November 7, 2025.

The combined company will be externally managed by the Adviser and all current OBDC officers and directors will remain in their current roles. The combined company will trade under the ticker “OBDC” on the New York Stock Exchange.

Completion of the proposed merger is subject to OBDC II shareholder approvals, customary regulatory approvals and other customary closing conditions. Assuming satisfaction of these conditions, the transaction is expected to close in the first quarter of 2026.

For more information on the merger, visit blueowlcapitalcorporation.com/news/events-presentations.

Advisors

Truist Securities is serving as lead financial advisor to the special committee of independent directors of OBDC in connection with the transaction. Raymond James & Associates, Inc. is acting as co-financial advisor to the special committee of independent directors of OBDC. Eversheds Sutherland (US) LLP is acting as the legal counsel to the special committee of independent directors of OBDC.

RBC Capital Markets is serving as lead financial advisor and fairness opinion provider to the special committee of independent directors of OBDC II. Greenhill, a Mizuho affiliate, is also serving as lead financial advisor to the special committee of independent directors of OBDC II. Stradley Ronon Stevens & Young LLP is serving as legal counsel to the special committee of independent directors of OBDC II.

Kirkland & Ellis LLP is serving as legal counsel to the Adviser, the investment advisor of each of OBDC and OBDC II.

Figures are as of the quarter ended September 30, 2025 and at fair value unless otherwise noted.

Conference Call

OBDC will hold a conference call to discuss the merger and its third quarter 2025 results at 10:00 am Eastern Time on Thursday, November 6, 2025.

A live webcast will be available on the News & Events section of OBDC’s website at www.blueowlcapitalcorporation.com. Please visit the website to test your connection before the webcast.

Participants are also invited to access the conference call by dialing one of the following numbers:

Domestic: (877) 737-7048

International: +1 (201) 689-8523

All callers will need to reference “Blue Owl Capital Corporation” once connected with the operator. All callers are asked to dial in 10-15 minutes prior to the call so that name and company information can be collected.

Replay Information:

An archived replay will be available for 14 days via a webcast link located on the News & Events section of OBDC’s website, and via the dial-in numbers listed below:

Domestic: (877) 660-6853

International: +1 (201) 612-7415

Access ID: 13755746

About Blue Owl Capital Corporation

Blue Owl Capital Corporation (NYSE: OBDC) is a specialty finance company focused on lending to U.S. middle-market companies. As of September 30, 2025, OBDC had investments in 238 portfolio companies with an aggregate fair value of $17.1 billion. OBDC has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended. OBDC is externally managed by Blue Owl Credit Advisors LLC, an SEC-registered investment adviser that is an indirect affiliate of Blue Owl Capital Inc. (“Blue Owl”) (NYSE: OWL) and part of Blue Owl’s Credit platform.

About Blue Owl Capital Corporation II

Blue Owl Capital Corporation II (“OBDC II”) is a specialty finance company focused on lending to U.S. middle-market companies. As of September 30, 2025, OBDC II had investments in 190 portfolio companies with an aggregate fair value of $1.7 billion. OBDC II has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended. OBDC II is externally managed by Blue Owl Credit Advisors LLC, an SEC-registered investment adviser that is an indirect affiliate of Blue Owl Capital Inc. (“Blue Owl”) (NYSE: OWL) and part of Blue Owl’s Credit platform.

Forward-Looking Statements

Some of the statements in this press release constitute forward-looking statements because they relate to future events, future performance or financial condition of OBDC or OBDC II or the two-step merger (collectively, the “Mergers”) of OBDC II with and into OBDC. The forward-looking statements may include statements as to: future operating results of OBDC and OBDC II and distribution projections; business prospects of OBDC and OBDC II and the prospects of their portfolio companies; and the impact of the investments that OBDC and OBDC II expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this press release involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the

Figures are as of the quarter ended September 30, 2025 and at fair value unless otherwise noted.

ability of the parties to consummate the Mergers on the expected timeline, or at all; (ii) the expected synergies and savings associated with the Mergers; (iii) the ability to realize the anticipated benefits of the Mergers, including the expected elimination of certain expenses and costs due to the Mergers; (iv) the percentage of OBDC II shareholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made to OBDC II; (vi) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that shareholder litigation in connection with the Mergers may result in significant costs of defense and liability; (ix) changes in the economy, financial markets or political environment; (x) the impact of geo-political conditions, including revolution, insurgency, terrorism or war, including those arising out of the ongoing war between Russia and Ukraine, as well as political and social unrest in the Middle East and North Africa regions, uncertainty with respect to immigration, and general uncertainty surrounding the financial and political stability of the United States, the United Kingdom, the European Union and China, on financial market volatility, global economic markets, and various markets for commodities globally such as oil and natural gas; (xi) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); (xii) conditions to OBDC’s and OBDC II’s operating areas, particularly with respect to maintaining their qualification as business development companies or regulated investment companies; (xiii) the impact of elevated inflation rates, fluctuating interest rates, ongoing supply chain and labor market disruptions, including those as a result of strikes, work stoppages or accidents, instability in the U.S. and international banking systems, changes in law or regulation, including the impact of tariff enactment and tax reductions, trade disputes with other countries, and the risk of recession or a prolonged shutdown of government services could impact business prospects of OBDC and OBDC II and their portfolio companies or following the closing of the Mergers, the combined company; (xiv) the ability of Blue Owl Credit Advisors LLC to locate suitable investments for the combined company and to monitor and administer its investments; (xv) the ability of Blue Owl Credit Advisors LLC to attract and retain highly talented professionals; and (xvi) other considerations that may be disclosed from time to time in OBDC’s and OBDC II’s publicly disseminated documents and filings with the Securities and Exchange Commission (“SEC”). OBDC and OBDC II have based the forward-looking statements included in this press release on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although OBDC and OBDC II undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that OBDC and OBDC II in the future may file with the SEC, including the Proxy Statement and the Registration Statement (each as defined below), annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Additional Information and Where to Find It

In connection with the Mergers, OBDC II plans to file with the SEC and mail to its shareholders a proxy statement/prospectus (the “Proxy Statement”) and OBDC plans to file with the SEC a registration statement on Form N-14 (the “Registration Statement”) that will include the Proxy Statement and a prospectus of OBDC. The Proxy Statement and Registration Statement will each contain important information about OBDC, OBDC II, the Mergers and related matters. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. SHAREHOLDERS OF OBDC AND OBDC II ARE URGED TO READ THE PROXY STATEMENT AND THE REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OBDC, OBDC II, THE MERGERS AND RELATED MATTERS. Investors and security holders will be able to obtain the documentation filed with the SEC free of charge at the SEC’s website, http://www.sec.gov and for documents filed by OBDC, from OBDC’s website at https://www.blueowlcapitalcorporation.com and for documents filed by OBDC II, from OBDC II’s website at https://blueowlproducts.com. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Figures are as of the quarter ended September 30, 2025 and at fair value unless otherwise noted.

Participation in the Solicitation

OBDC II, its directors, certain of its executive officers and certain employees and officers of Blue Owl Credit Advisors LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Merger. Information about directors and executive officers of OBDC II is set forth in its proxy statement for its 2025 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2025. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the OBDC II shareholders in connection with the Mergers will be contained in the Proxy Statement when such document becomes available. These documents may be obtained free of charge from the sources indicated above.

Investor Contact:

BDC Investor Relations

Michael Mosticchio

credit-ir@blueowl.com

Media Contact:

Prosek Partners

Josh Clarkson

pro-blueowl@prosek.com

Figures are as of the quarter ended September 30, 2025 and at fair value unless otherwise noted.